Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cartel Coffee Lab, Inc.
1605 W University Dr Ste 101
Tempe, AZ 85281
https://cartelroasting.co/

Up to $1,235,000.00 in Class B Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cartel Coffee Lab, Inc.
Address: 1605 W University Dr Ste 101, Tempe, AZ 85281
State of Incorporation: DE
Date Incorporated: July 17, 2025

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 30% Bonus Shares

As you are an employee with Cartel , you are eligible for additional 30% bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks | 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks | 30% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between day 35 - 40 and receive 10% bonus shares.

Flash Perk 2

Invest $5,000+ between day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Prickly Pear

Invest $600+ | Receive a 3-month "Roaster's Choice" coffee subscription (1 x 12 oz bag every month) or $75 in-store credit (through loyalty points).

Ocotillo

Invest $1,200+ | Receive a 6-month "Roaster's Choice" coffee subscription (1 x 12 oz bag every month) or $150 in-store (through loyalty points) + 5% bonus shares.

Joshua Tree

Invest $5,000+ | Receive a 9-month "Roaster's Choice" coffee subscription (1 x 12 oz bag every month) or $225 in-store (through loyalty points) + 10% off all online orders for 6 months + 7% bonus shares.

Creosote

Invest $10,000+ | Receive a 12-month "Roaster's Choice" subscription (1 x 12 oz bag every month) or $300 in-store (through loyalty points) + 10% off all online orders for 12 months + 10% bonus shares.

Palo Verde

Invest $25,000+ | Join us for a private tour for four & coffee cupping at our production facility with the Founders and Executive Team, plus receive a 12-month "Roaster's Choice" subscription (1 x 12 oz bag every month) or $300 in-store (through loyalty points) + 10% off all online orders for 12 months + 15% bonus shares.

Saguaro

Invest $50,000+ | Roast your own coffee with one of our roasters, attend a coffee cupping with our CEO, COO and Production Team to learn how we evaluate coffees, and enjoy breakfast with the Cartel Executive Team** plus receive a 12-month "Roaster's Choice" subscription (1 x 12 oz bag every month) or $300 in-store (through loyalty points) + 10% off all online orders for 12 months + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cartel Coffee Lab, Inc., doing business as Cartel Roasting Co., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cartel Coffee Lab, Inc., doing business as Cartel Roasting Co., ("Cartel" or the "Company") is a Delaware corporation organized under the laws of the state of Delaware, oversees the operation of multiple cafes, wholesale (B2B) services, eCommerce (B2C), and [large-scale] production facilities. . The Company's business model consists of expertly roasted coffee and cold brew, precision-crafted beverages, and curated cafe experiences, all grounded in intentional business practices in order to resonate with today's conscientious consumer.

Our business model is built around high-quality coffee offerings delivered through a mix of direct-to-consumer and business-to-business channels. Cartel's products, including coffee, cold brew, and wholesale solutions, are sold nationwide through partners like Whole Foods, Sprouts, and Postino, as well as through our online store, bringing Cartel's standard of excellence to customers across the U.S.

Cartel Roasting Co. is an Arizona-based specialty coffee company founded in 2007 by Amy & Jason Silberschlag in Tempe, Arizona. What began as the humble Ash Avenue cafe, has now grown into 13 locations across Phoenix, Scottsdale, Tucson, and Palm Springs, as well as a large-scale production facility. With locations in high-profile locations in travel hotspots like Sky Harbor International Airport and Palm Springs, Cartel has become a widely recognized brand.

Cartel has been operating in the specialty coffee industry for 17 years, and is known for its rigorous standards and commitment to craft. For many, Cartel's intentionally sourced and crafted coffee reshaped the perception of what American coffee could be, all the while staying true to our original mission of fostering community through coffee.

Cartel's dedication to quality and curation extends to our wholesale, marketplace, and e-commerce offerings. With notable partners like Whole Foods, Sprouts, AJs, Upwards Projects, Arrive Hotels, and HMS Host, Cartel has become a clear choice for businesses that share our commitment to amazing coffee and cold brew. Cartel's online store features curated subscriptions, unique single-origin coffees, and more.

Corporate History

Cartel was initially organized as Cartel Coffee Lab, LLC, an Arizona limited liability company on August 28, 2007, and converted to a or newly formed a Delaware corporation on July 17, 2025.

Corporate Structure

Cartel is the parent company of the following wholly-owned subsidiaries:

Cartel Ash Ave, LLC, an Arizona limited liability company

Cartel 1st Street, LLC, an Arizona limited liability company

Cartel Broadway Blvd, LLC, an Arizona limited liability company

Cartel Sky Harbor, LLC, an Arizona limited liability company

Avenue Coffee LLC, an Arizona limited liability company

Cartel 5th Ave, LLC, an Arizona limited liability company

Cartel Biltmore, LLC, an Arizona limited liability company

Cartel Desert Ridge, LLC, an Arizona limited liability company

Cartel Tatum & Shea, LLC, an Arizona limited liability company

Cartel Roasting Co LLC, an Arizona limited liability company

Cartel Palm Springs, LLC, an Arizona limited liability company

Cartel Coronado LLC, an Arizona limited liability company

Cartel Uptown, LLC, an Arizona limited liability company

Cartel Biltmore, LLC, an Arizona limited liability company

Each subsidiary of Cartel operates its own Cartel branded coffee shop. All individual cafes, wholesale operations, ecommerce and management sales and services flow to the Parent Company.

The Company's Intellectual Property ("IP")

The Company was granted the right to use "Cartel Coffee Lab" by the United States Patent and Trademark Office on August

6, 2013 covering coffee shop services (USPTO Reg. No. 4380141, Class 043). The Company was granted the right to use "Cartel" by the United States Patent and Trademark Office on April 15, 2014, covering coffee and beer (USPTO Reg. No. 4515817, Classes 030 and 032).

Competitors and Industry

Cartel operates in the specialty coffee industry with a global market value of $101B, estimated by Grand View Research.* Since then, the demand for quality coffee and traceability have only gone up.

*https://www.grandviewresearch.com/industry-analysis/specialty-coffee-market-report

Cartel has several major competitors in the specialty coffee market such as:

Blue Bottle Coffee (Nestlé-owned, focused on premium specialty coffee and experiential retail).

Stumptown Coffee Roasters (Portland-based, known for direct trade sourcing).

Intelligentsia Coffee (Chicago-based, pioneer of direct trade and high-end specialty roasting).

Local coffee roasters in Phoenix, Tucson, and Southern California who focus on small-batch roasting and unique sourcing practices.

Cartel sets itself apart by leaning into three main pillars: Quality, Experience and Community. In addition to our guiding principles, we believe we're positioned well to potentially capture a larger market share by:

Increasing our retail footprints in higher traffic areas that compliments our current locations and delivery routes. Bringing our unique cold-focused menu, and warm, stylish spaces to more people.

Expand our wholesale partnerships with more distributors, resellers, and wholesale accounts comprised of restaurants, offices, cafes, and hotels

Increase our eCommerce revenue with more products, limited rare coffees, and better coffee subscriptions

Leverage our brand to collaborate with other notable businesses and raise our Give Back Program contributions to new levels

Bringing together our principles, our brand, our unique experience and our community focus, Cartel Roasting Co.'s goal is to become a leader in the US specialty coffee industry.

Current Stage and Roadmap

Cartel is at an inflection point in its journey, evolving from being a small-scale roaster with a few cafes to a growing multi-channel business. What began with earning customers one at a time through great coffee and great customer experiences at our Ash Avenue cafe has grown into 13 locations across Arizona and California. Our wholesale program has found success with partners like Whole Foods, Sprouts, and Upward Projects, while our e-commerce business continues to grow steadily, despite minimal investments to our systems showing demand from customers beyond our local markets.

Over the next few years Cartel's roadmap is aiming to leverage the new 12,000 sq ft production facility to support future growth in all areas of the business. This is planned to be done by:

Expanding more cafes into the Southern California market

Elevating our food offerings in cafes while keeping wait times down

Improving our marketing & ecommerce infrastructure

Further investment into the RTD grocery market

And continuing to develop our team of excellent coffee professionals.

The Team

Officers and Directors

Name: Jason Silberschlag

Jason Silberschlag's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Chief Executive Officer

Dates of Service: January, 2007 - Present
Responsibilities: Oversee the company's vision, strategy, and ownership duties. He works full time for the company, receives a salary of $90K, and is a 44% owner of the company.

Other business experience in the past three years:

- Employer: AZ Chewys LLC
  Title: Owner
  Dates of Service: February, 2024 - Present
  Responsibilities: Oversee the company's vision, strategy, and ownership duties requiring approximately 4 hours per week.

Name: Amy Silberschlag

Amy Silberschlag's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Owner
  Dates of Service: January, 2007 - Present
  Responsibilities: Guide the company's culture, values & community efforts.

Name: Jesse Pangburn

Jesse Pangburn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Chief Operating Officer
  Dates of Service: April, 2020 - Present
  Responsibilities: Drive the company's strategic vision plan, own company culture, and manage key projects.

Name: Michelle Backerman

Michelle Backerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: Own the company's financial reporting, forecasting, analysis and fiscal strategy.

Other business experience in the past three years:

- Employer: LGO Hospitality
  Title: Chief Financial Officer
  Dates of Service: April, 2021 - August, 2023
  Responsibilities: Own the company's financial reporting, forecasting, analysis and fiscal strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely

retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are

not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the

enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are a growth-stage company and may face challenges scaling profitably
While we have established initial traction, including growing revenue streams and a broader customer base, we are still in the growth phase of our business. Continued success depends on our ability to scale operations, deepen market penetration, and maintain profitability over time. Although we have made meaningful progress, we have incurred recent net losses and there is no assurance we will achieve or sustain profitability in the future. Investing in our company involves risks, and you should do so because you believe in our business model, our team’s ability to execute, and the long-term market potential for our products and services.

The Chief Executive Officer currently spends limited time on another business he owns
The CEO of Cartel Coffee Lab, Inc. (Jason) currently devotes the vast majority of his working time, approximately 40 hours per week, to managing and operating Cartel. In addition, Jason owns a separate company called Chewy’s, where he spends approximately 4 hours per week in a limited owner capacity. Chewy’s is a small business with a salaried day-to-day operator, and Jason does not serve as its CEO or manage its daily operations. Cartel is Jason’s primary professional focus, and no transition plan has been deemed necessary. However, there is some level of risk in investing in a company whose Chief Executive Officer is not devoting 100% of his time exclusively to the Company.

The Company has recently been involved in employment-related legal claims
In 17 years of operations, the Company has only been involved in two employment-related legal claims: a wage claim

alleging meal break violations and a claim filed with the Equal Employment Opportunity Commission alleging discrimination on the basis of gender identity and race. While these matters may be common in the retail service industry and both matters were settled for negligible amounts, the existence of such claims and the possibility of similar claims in the future could result in additional legal expenses or operational disruptions, which may impact the Company's ability to execute its growth plans.

The Company currently has an outstanding tax liability
In August 2025, the Company was named in a lawsuit by Travis County, Texas, relating to approximately $15,000 in unpaid personal property taxes from a location that was closed in 2023. The Company has made an initial payment of $5,000 and entered into a payment plan to satisfy the balance by February 2026, at which time the Company expects the lawsuit will be dismissed. If the Company is unable to complete the payment plan, it may face additional penalties or enforcement actions, which could negatively affect its financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason Silberschlag	2,783,719	Class A Common Stock	44.19%
Amy E. Silberschlag	2,783,719	Class A Common Stock	44.19%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 9,645,000 with a total of 6,999,996 outstanding.

Voting Rights

One vote per share.

Material Rights

- Preemptive Rights: Class A holders have the right, but not the obligation, to purchase additional shares in future issuances of equity securities in order to maintain their proportional ownership.

- Right of First Refusal: If a Class A holder intends to transfer their shares, the Company (and/or other Class A holders) has the right to purchase those shares on the same terms before the shares can be sold to a third party.

- Drag Along Rights: In the event that a majority of the Company's stockholders approve a sale of the Company, all Class A holders may be required to sell their shares on the same terms as the approving stockholders.

The total amount outstanding does include 700,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 355,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Notice to Investors: By purchasing Class B Common Stock in this offering, you will be required to become a party to the Company's Stockholders' Agreement, which imposes transfer restrictions, a Company right of first refusal (ROFR), and drag-along obligations in the event of a Company sale. Voting of your shares will be governed by the proxy contained in the Subscription Agreement.

Holders of Class B Common Stock have the following material rights, as set forth in the Company's Certificate of Incorporation and Stockholders' Agreement:

Transfer Restrictions and ROFR: Transfers of Class B shares, whether voluntary or involuntary, are restricted by the Stockholders' Agreement and may require Company consent or adherence to right of first refusal in favor of the Company.

Drag-Along Rights: In the event of a Company sale approved by a majority of the Company's stockholders, Class B holders may be required to sell their shares on the same terms as the approving stockholders.

No Preemptive Rights: Unlike Class A holders, Class B holders do not have preemptive rights to participate in future equity issuances.

Please see the Company's Certificate of Incorporation and Stockholders' Agreement, attached to the Offering Memorandum as Exhibit F, for further information.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Priority Over Common Stock: Any future Preferred Stock series could have priority over Class A and Class B Common Stock with respect to dividends or liquidation proceeds.

Dividend Preferences: Preferred Stock may receive dividends before any dividends are paid to common stockholders.

Liquidation Preferences: In the event of a sale, merger, or liquidation, Preferred Stockholders may have the right to receive their investment (or a multiple of it) before common stockholders receive any proceeds.

Conversion Rights: Preferred Stock may be convertible into Common Stock, potentially affecting the equity structure and diluting common stockholders.

Voting Rights: Some series of Preferred Stock may carry voting rights that could give them significant influence or control over corporate actions, including veto rights on certain matters.

Redemption or Repurchase Rights: Preferred Stockholders may have the right to require the Company to redeem or repurchase their shares under specific conditions, which common stockholders typically do not have.

What it means to be a minority holder

As a minority holder of Class B Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,299,996
  Use of proceeds: Upon incorporation and conversion from Cartel Coffee Lab, LLC
  Date: July 17, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $7,788,696 compared to $8,286,357 in fiscal year 2024.

This growth was driven by a 6.5% increase in retail revenue, supported by a 75,000 increase in transactions and the addition of a new store opened in Q4 within the Camby Hotel. Wholesale revenue rose by 6% following the onboarding of a major multi-location national retailer, expanding our footprint across 12 new locations. E-commerce also saw a 3% lift, fueled by refreshed product offerings and increased visibility through social media and in-store promotions.

Cost of Sales

Cost of Sales for fiscal year 2023 was $5,669,706 compared to $5,489,159 in fiscal year 2024.

As a percentage of revenue, cost of goods sold decreased by 5.7% overall, driven by smarter purchasing strategies, enhanced team training, and a reduction in waste. Labor costs also decreased by 0.8%, which is notable given the increase in minimum wage—reflecting our ability to staff more efficiently and work smarter across departments.

Gross Margins

Gross margins for fiscal year 2023 were $2,118,990 compared to $2,797,198 in fiscal year 2024.

Overall Gross Profit increased by 6.5% (32% actual dollars to dollars in FY 2024) due to the increase of sales and overall reduction of cost of goods as a percentage of sales.

Historical results are not necessarily indicative of future performance, and actual results may differ materially.

Expenses

Expenses for fiscal year 2023 were $2,562,683 compared to $2,679,076 in fiscal year 2024.

Total expenses as a percentage of income stayed relatively flat year over year. While we saw a decrease in spend as a percentage of income for day-to-day operating expenses, depreciation and amortization related to newly acquired fixed assets increased by 19%. These new assets included a $236K coffee roaster, additional walk-in freezer space, and two new delivery vehicles. Overall, this reflects our ability to improve operational efficiency while strategically investing in essential equipment to support future growth and scalability.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected in the future because we took on debt through traditional bank lending and government loans to build the infrastructure necessary to scale our production facility which houses our roastery, retail warehouse, logistics/delivery team, and a new baking facility. Now that this groundwork is complete, our goal is to fully utilize the facilities we've built to scale the business to drive future revenue and profitability.

Statements about future plans and objectives are forward-looking and subject to risks and uncertainties that could cause actual results to differ materially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand $171,599 as of 7/31/2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While these new funds are not critical to Cartel's current day-to-day operations, they are essential for our next stage of growth. We have already invested heavily in building out our production facility, utilizing both traditional lending and SBA loans. As those resources have been exhausted, this campaign provides the opportunity to expand our retail locations and grow our wholesale network. These funds will allow us to maximize the capacity and infrastructure we've already built, helping us scale sustainably and efficiently.

We believe the funds of this campaign are not critical to our ongoing company operations but are necessary for our growth and expansion goals. These funds are required to support the opening of additional café locations in new markets, invest in our current teams and departments to ensure they're equipped to handle growth—particularly within our wholesale division—and elevate our food program to enhance the overall customer experience. This funding is key to scaling Cartel in a sustainable, strategic way.

Statements about future plans and objectives are forward-looking and subject to risks and uncertainties that could cause actual results to differ materially.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The funds are essential for growth, not survival. Of the total funds that our Company has, approximately 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe the funds from this campaign are not necessary to the viability of the Company. The funds are essential for growth, not survival. If the minimum is raised, we will continue to operate and invest where the money makes sense, but perhaps hold off on expansion.

How long will you be able to operate the company if you raise your maximum funding goal?

This money will not be used for operating expenses. These new funds will only be used for growth purposes.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated potential future equity raises and has discussed a line of credit but neither is certain.

Indebtedness

- Creditor: Chase (Term Loan)

Amount Owed: $6,296.22
Interest Rate: 7.45%
Maturity Date: September 05, 2025

- Creditor: Container Logic
  Amount Owed: $1,532.56
  Interest Rate: 13.17%
  Maturity Date: July 21, 2026
  Bright Tank 71244

- Creditor: First Citizen
  Amount Owed: $144,906.66
  Interest Rate: 8.88%
  Maturity Date: August 23, 2028
  Coffee Roaster

- Creditor: Container Logic
  Amount Owed: $2,382.06
  Interest Rate: 4.23%
  Maturity Date: June 01, 2027
  Bright Tank 71206

- Creditor: Container Logic
  Amount Owed: $9,324.08
  Interest Rate: 9.09%
  Maturity Date: October 12, 2026
  Bright Tank 70544 & 70836

- Creditor: SBA EIDL
  Amount Owed: $122,520.66
  Interest Rate: 1.61%
  Maturity Date: July 01, 2051
  Collateral not needed for loans under $200K

- Creditor: CIT
  Amount Owed: $98,188.29
  Interest Rate: 7.87%
  Maturity Date: July 01, 2027
  Bakery & Coldbrew Equipment

- Creditor: CIT
  Amount Owed: $91,408.09
  Interest Rate: 8.41%
  Maturity Date: July 01, 2027
  Brewer, Water Chiller, Kegerator

- Creditor: Deborah Campbell
  Amount Owed: $7,899.61
  Interest Rate: 8.5%
  Maturity Date: May 01, 2026
  Freightliner Truck

- Creditor: SBA
  Amount Owed: $325,542.18
  Interest Rate: 12.5%
  Maturity Date: June 01, 2029
  Production Facility buildout

- Creditor: Ford
  Amount Owed: $46,097.79
  Interest Rate: 9.56%
  Maturity Date: November 30, 2029
  Ford Truck

- Creditor: Chase
  Amount Owed: $42,147.18
  Interest Rate: 11.3%
  Maturity Date: September 05, 2025
  Line of Credit converted to a term loan.

- Creditor: Jason Silberschlag
  Amount Owed: $70,000.00
  Interest Rate: 4.0%
  Maturity Date: January 25, 2027
  Covered payroll

Related Party Transactions

- Name of Person: Jason Silberschlag
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Nature/ amount of interest in the transaction: $70,000 Interest Rate: 4% Maturity Date: January 25, 2027
  Material Terms: Covered payroll

- Name of Entity: AZ Chewys
  Names of 20% owners: Jason Silberschlag 75% owner
  Relationship to Company: Jason is a director, officer, and 20% or more owner of Cartel and owns and manages Chewys
  Nature / amount of interest in the transaction: Jason is a director, officer, and 20% or more owner of Cartel and owns and manages Chewys. Cartel provides accounting and payroll services to Chewys. Nature/ amount of interest in the transaction: As of 12/31/2024, the accounts receivable balance owed to Cartel is $100,299.90. Cartel also lent Chewys $10,000 which is expected to be repaid within a month
  Material Terms: AZ Chewy's LLC ("Chewy's") is an entity owned and controlled by Jason R. Silberschlag, the founder of Cartel. Chewy's is a manufacturer and wholesaler of kosher certified baked goods. During the year ended December 31, 2024, Cartel engaged in various transactions with Chewy's, which are considered related party transactions. The nature and amounts of these transactions are as follows: · Management Services: Cartel earned $19,500 in revenue for providing accounting and payroll services to Chewy's. · Reimbursement of Shared Costs: o Miscellaneous Expenses: $23,614 reimbursed by Chewy's for miscellaneous expenses initially paid by Cartel. · Employee Benefits: $5,049 reimbursed for benefit-related expenses incurred by Cartel on behalf of Chewy's. · Rent and Occupancy: $98,506 reimbursed by Chewy's for its share of rent and related occupancy costs paid by Cartel. · Utilities: $11,288.74 reimbursed by Chewy's for its portion of utility expenses. The total amount received from Chewy's for these related party transactions during the year was $157,958.

Valuation

Pre-Money Valuation: $34,999,980.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been issued or is outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) all shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Expansion
  76.5%

Costs associated with opening a coffee shop in West Hollywood, CA

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Cafe expansions, Marketing, Food program, and departmental needs 91.0%
  91.0%
  Costs associated with 2-3 new cafes in the Southern California market, improved marketing infrastructure, elevated quick-food offerings to all cafes, and other department infrastructure to gain new efficiencies. New Cartel Location #1 (West Hollywood) 31.17% New Cartel Location #2 (SoCal/Palm Springs) 25.5% New Cartel Location #3 (Arizona) 8.10% Debt Reduction 8.10% Elevated food program to all locations 8.10% Equipment & location refresh 4.05% Website & marketing scaling 4.05% StartEngine Marketing & Legal 1.93%

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cartelroasting.co/ (https://cartelroasting.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cartel-roasting

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cartel Coffee Lab, Inc.

[See attached]

CARTEL COFFEE LAB, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JULY 17, 2025
(INCEPTION DATE)

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Cartel Coffee Lab, Inc.
Tempe, Arizona

We have reviewed the accompanying financial statements of Cartel Coffee Lab, Inc. (the "Company,"), which comprise the balance sheet as of July 17, 2025, and the related statement of operations, statement of stockholders' equity/(deficit), and cash flows for the one day ended July 17, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 11, 2025
Los Angeles, California

CARTEL COFFEE LAB, INC.
BALANCE SHEET
(UNAUDITED)

As of Inception	**July 17, 2025**
(USD)	
ASSETS	
Current Assets:	
Cash	$ -
Total Current Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Class A Common Stock	630
Class B Common Stock	-
Preferred Stock	-
Subscription Receivable	(630)
Retained Earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

CARTEL COFFEE LAB, INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

For the one day ended	**July 17, 2025**
(USD)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

CARTEL COFFEE LAB, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/ (DEFICIT)

(UNAUDITED)

(in , $US)	Class A Common Stock		Class B Common Stock		Preferred Stock		Subscription Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Inception Date- July 17, 2025		$ -		$ -		$ -	$ -	$ -	$ -
Issuance of stock	6,299,996	630	-	-	-	-	(630)		-
Net Income/(Loss)								-	-
Balance—July 17, 2025	**6,299,996**	**$ 630**	**-**	**$ -**	**-**	**$ -**	**$ (630)**	**$ -**	**$ -**

See accompanying notes to financial statements.

CARTEL COFFEE LAB, INC.

STATEMENT OF CASH FLOWS

(UNAUDITED)

For the one day ended		July 17, 2025
(USD)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	-
Net Cash Provided By /(Used In) Operating Activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By /(Used In) Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By /(Used In) Financing Activities		**-**
Change In Cash		**-**
Cash—Beginning Of The Day		-
Cash—End Of The Day	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid For Interest	**$**	-
Cash Paid for Tax		
OTHER NON CASH FINANCING ACTIVITIES		
Issuance of 6,299,996 shares of Class A Common Stock in exchange for a subscription receivable	**$**	**630**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cartel Coffee Lab, Inc. was originally formed as Cartel Coffee Lab, LLC, a limited liability company in the state of Arizona on August 28, 2007. On July 17, 2025, the Company converted to a corporation and reincorporated in the state of Delaware. As part of the conversion, 6,299,996 shares of Class A Common Stock were issued to the former members of the LLC. The issuance of equity was accounted for as a non-cash transaction, with the corresponding amount recorded as a subscription receivable. The financial statements of Cartel Coffee Lab, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tempe, Arizona.

Cartel Coffee Lab is a vertically integrated specialty coffee company engaged in both manufacturing and retail operations. On the manufacturing side, we roast high-quality coffee beans for retail, wholesale, and e-commerce channels. Our production capabilities also include brewing and packaging cold brew, preparing kegged teas, and operating a commercial kitchen that produces fresh pastries and assembles grab-and-go food items for our retail locations. On the retail front, Cartel Coffee Lab operates 13 coffee shops across the Southwest, with 10 locations in Phoenix, 2 in Tucson, and 1 in Palm Springs. Our operations are supported by a dedicated corporate office and a warehouse, and a delivery team, ensuring seamless coordination across all aspects of our supply chain and customer experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Related Party Transaction

The Company may enter into financing or other business arrangements with related parties, including significant shareholders and entities under common control. All related party transactions are subject to review and approval by management to ensure they are conducted on an arm's length basis or under terms considered reasonable in light of the nature of the relationship and the Company's business needs.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements are issued.

3. EQUITY AND CAPITALIZATION

Common Stock Class A

The Company is authorized to issue 9,645,000 shares of Class A Common Stock with a par value of $0.0001 per share. As of July 17, 2025, 6,299,996 shares of Class A Common Stock have been issued and are outstanding.

As part of the conversion, 6,299,996 shares of Class A Common Stock were issued to the former members of the LLC. The issuance of equity was accounted for as a non-cash transaction, with the corresponding amount recorded as a subscription receivable.

Common Stock Class B

The Company is authorized to issue 355,000 shares of Common Stock Class B with a par value of $0.0001 per share. As of July 17, 2025, no Class B shares have been issued or are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with a par value of $0.0001 per share. As of July 17, 2025, no Preferred Stock has been issued or is outstanding.

2025 Equity Incentive Plan

On July 17, 2025, the Company reserved 700,000 shares of its Class A Common Stock, par value $0.0001 per share, for issuance under the Company's 2025 Equity Incentive Plan**.** As of July 17, 2025, no stock options had been granted or were outstanding.

4. RELATED PARTY

There were no related party transactions as of and for the one ended July 17, 2025.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of July 17, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. GOING CONCERN

The Company lacks significant working capital and has only recently formed. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 17, 2025, through the date the financial statements are issued, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CARTEL COFFEE LAB, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET
APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Cartel Coffee Lab, LLC
Tempe, Arizona

We have reviewed the accompanying financial statements of Cartel Coffee Lab, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Subsequent Event

As discussed in Note 12 to the financial statements, on July 17, 2025, subsequent to April 29, 2025, the Company converted from a limited liability company organized under the laws of the State of Arizona, under the name "Cartel Coffee Lab, LLC," to a corporation incorporated under the laws of the State of Delaware under the name "Cartel Coffee Lab, Inc.". Our opinion is not modified with respect to this matter.

SetApart Accountancy Corp.

April 29, 2025 except for Note 12, which is as of August 11, 2025.
Los Angeles, California

CARTEL COFFEE LAB, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	119,528	$	131,478
Accounts Receivable, net		97,647		146,136
Inventory		290,483		184,109
Prepaids and Other Current Assets		31,110		325,593
Total Current Assets		**538,768**		**787,316**
Property and Equipment, net		687,949		722,977
Right-of-Use Asset		1,854,115		1,674,157
Intangible Assets		109,245		109,245
Security Deposit		37,251		37,191
Total Assets	**$**	**3,227,328**	**$**	**3,330,886**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	250,275	$	640,559
Credit Cards		102,336		120,418
Current Portion of Related Party Loans		-		108,843
Current Portion of Loans and Notes		282,384		169,775
Lease Liability, current portion		439,324		362,008
Other Current Liabilities		130,208		142,946
Total Current Liabilities		**1,204,527**		**1,544,549**
Loans and Promissory Notes, net of current portion		700,611		539,945
Lease Liability, net of current portion		1,495,571		1,392,929
Related Party Loans, net of current portion		70,000		-
Total Liabilities		**3,470,709**		**3,477,423**
MEMBERS' EQUITY				
Members' Equity		(243,381)		(146,537)
Total Members' Equity		**(243,381)**		**(146,537)**
Total Liabilities and Members' Equity	**$**	**3,227,328**	**$**	**3,330,886**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 8,286,357	$ 7,788,696
Cost of Goods Sold	5,489,159	5,669,706
Gross Profit	**2,797,198**	**2,118,990**
Operating Expenses		
General and Administrative	2,658,846	2,547,764
Sales and Marketing	20,230	14,919
Total Operating Expenses	**2,679,076**	**2,562,683**
Net Operating Loss	**118,122**	**(443,693)**
Interest Expense	273,598	208,806
Other Loss/(Income)	(60,882)	(478,510)
Loss Before Provision for Income Taxes	**(94,594)**	**(173,989)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (94,594)**	**$ (173,989)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2022	**$ 242,458**
Capital Distribution	(215,006)
Net loss	(173,989)
Balance—December 31, 2023	**$ (146,537)**
Capital Distribution	(2,250)
Net loss	(94,594)
Balance—December 31, 2024	**$ (243,381)**

See accompanying notes to financial statements.

CARTEL COFFEE LAB, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (94,594)	$ (173,989)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Depreciation of Property and Equipment	473,671	400,978
Changes in operating assets and liabilities:		
Accounts Receivable, net	48,489	(92,444)
Inventory	(106,374)	82,425
Due from Related Parties	-	20,271
Prepaids and Other Current Assets	294,483	(182,171)
Accounts Payable	(390,284)	294,171
Credit Cards	(18,082)	(12,503)
Other Current Liabilities	(12,738)	(8,438)
Security Deposit	(61)	30,506
Net Cash Provided by Operating Activities	**194,511**	**358,806**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(438,643)	(129,163)
Net Cash Used in Investing Activities	**(438,643)**	**(129,163)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Distribution	(2,250)	(215,006)
Borrowing on Promissory Notes and Loans, net	273,275	-
Repayment of Promissory Notes and Loans, net		(48,594)
Borrowing on Related Party Loans	70,000	-
Repayment of Related Party Loans	(108,843)	108,843
Net Cash Provided/Used in Financing Activities	**232,182**	**(154,757)**
Change in cash	**(11,950)**	**74,886**
Cash—beginning of year	131,478	56,592
Cash—end of year	**$ 119,528**	**$ 131,478**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 273,598	$ 208,806

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Cartel Coffee Lab, LLC was formed on August 28, 2007, in the state of Arizona. The financial statements of Cartel Coffee Lab, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tempe, Arizona.

Cartel Coffee Lab is a vertically integrated specialty coffee company engaged in both manufacturing and retail operations. On the manufacturing side, we roast high-quality coffee beans for retail, wholesale, and e-commerce channels. Our production capabilities also include brewing and packaging cold brew, preparing kegged teas, and operating a commercial kitchen that produces fresh pastries and assembles grab-and-go food items for our retail locations. On the retail front, Cartel Coffee Lab operates 13 coffee shops across the Southwest, with 10 locations in Phoenix, 2 in Tucson, and 1 in Palm Springs. Our operations are supported by a dedicated corporate office and a warehouse, and a delivery team, ensuring seamless coordination across all aspects of our supply chain and customer experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvements	10 years
Vehicles	5 years
Furnitureand Fixtures	5 years

Intangibles
Intangible assets include trademark costs, which are indefinite-lived.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is primarily derived from the sale of coffee, beverages, food items, and related products through the Company's retail stores, wholesale channels, and e-commerce platform. The Company also generates revenue from cold brew and kegged tea production, as well as from its in-house commercial kitchen operations.

Retail Store Sales
Revenue from sales at the Company's retail locations is recognized at the point in time when the customer takes possession of the purchased items. This includes brewed coffee, cold brew, tea, pastries, and grab-and-go food items.

Online Sales (E-commerce)
Revenue from e-commerce transactions is recognized at the point in time when the goods are delivered to the customer, which is when control transfers. Shipping and handling charges billed to customers are included in revenue, and the related costs are included in cost of goods sold.
Wholesale Sales

Revenue from wholesale transactions is recognized at the point in time when the goods are shipped or delivered to the customer, depending on the terms of the agreement and transfer of control. The Company does not currently engage in long-term contracts or service arrangements that require revenue recognition over time. All revenue is recognized at a point in time when performance obligations are satisfied and control is transferred to the customer.

Cost of Sales
Cost of sales includes the cost of retail products, packing materials, freight and delivery and other variable and fixed overheads.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $20,230 and $14,919, which are included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date of issuance of the report, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2024		2023
Prepaid expenses	$	31,110	$	47,703
Advance to suppliers		-		277,890
Total Prepaids and other current asset	**$**	**31,110**	**$**	**325,593**

Other current liabilities consist of the following:

As of December 31,		2024		2023
Deposits- Tips	$	25,463	$	18,938
Accrued Payroll Liability		81,050		57,841
Gift Card Payable		23,695		23,042
Tax Payable		-		43,125
Total Other Current Liabilities	**$**	**130,208**	**$**	**142,946**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2024		2023
Finished goods	$	290,483	$	184,109
Total Inventory	**$**	**290,483**	**$**	**184,109**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,		2024		2023
Equipment	$	1,809,559	$	1,455,769
Leasehold Improvements		1,089,083		1,077,666
Vehicles		192,886		121,237
Furnitureand Fixtures		45,706		43,919
Property and Equipment, at Cost		**3,137,234**		**2,698,591**
Accumulated depreciation		(2,449,285)		(1,975,614)
Property and Equipment, Net	**$**	**687,949**	**$**	**722,977**

Depreciation expense for the years ended December 31, 2024 and 2023 was $473,671 and $400,978, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Year Ended December 31,	2024	2023
Trademark and Design	$ 109,245	$ 109,245
Intangible assets, at cost	**109,245**	**109,245**
Accumulated amortization	-	-
Intangible assets, Net	**$ 109,245**	**$ 109,245**

Trademark costs are considered to have an indefinite useful life; therefore, no amortization expense has been recorded.

7. LEASES

The Company maintains 14 operating leases for business premises and retail locations. Seven of these leases have fixed monthly rental payments and are accounted for under ASC 842. The remaining seven leases are variable in nature, with rent determined as a percentage of revenue. In accordance with ASC 842-10-30-6, these variable payments are excluded from the initial measurement of the right-of-use asset and lease liability.

Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of	December 31, 2024
2025	$ 464,238
2026	402,800
2027	446,043
2028	343,658
Thereafter	1,046,789
Present Value Discount	(768,712)
Total	**$ 1,934,817**

8. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

				As of 31, December 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Chase Term Loan agreement	$ 85,000	05/09/2018	05/09/2025	$ 13,694	$ -	$ 13,694	$ 14,134	$ 13,694	$ 27,828
Container Logic - Tank debt agreement	8,220	03/06/2021	01/07/2026	1,644	584	2,228	1,644	1,842	3,486
First Citizen - Equipment Loan	263,332	23/08/2023	23/08/2028	52,666	108,703	161,369	52,666	147,930	200,596
Container Logic - Tank debt agreement	6,480	17/05/2022	01/06/2027	1,296	1,677	2,973	1,296	2,820	4,116
Container Logic - Tank debt agreement	10,299	02/12/2023	60 months	1,560	8,739	10,299	-	-	-
SBA EIDL Loan	135,280	30/01/2021	30 years	6,685	119,220	125,905	6,685	125,905	132,590
CIT - Equipment Loan	257,880	09/11/2021	72 months	42,980	76,229	119,209	42,980	107,424	150,404
CIT - Equipment Loan	199,043	30/06/2022	72 months	33,174	71,358	104,531	33,174	96,011	129,185
Promissory Note- a certain lender	20,000	01/04/2024	01/05/2026	10,909	2,013	12,922	-	-	-
SBA Loan	344,000	21/06/2024	60 months	60,424	274,895	335,319	-	-	-
Ford Auto Loan	52,158	28/11/2024	60 months	13,032	37,194	50,226	-	-	-
Chase Term Loan agreement	85,000	05/09/2018	05/09/2025	44,319		44,319	5,681	44,319	50,000
Ally - Nissan Loan	51,223	24/12/2018	paid off in 2024	-	-	-	7,339	-	7,339
CIT - Forklift Loan	19,651	15/07/2021	36 Months	-	-	-	4,176	-	4,176
Total				$ 282,384	$ 700,611	$ 982,995	$ 169,775	$ 539,945	$ 709,720

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 282,384
2026	214,414
2027	215,912
2028	215,912
Thereafter	54,374
Total	**$ 982,995**

Related Party Loans

During the years presented, the Company borrowed money from the founder and one of the members, Jason R. Silberschlag. The details of the loans are as follows:

				As of December 31, 2024			As of December 31, 2023		
Shareholder	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jason R. Silberschlag	$ 70,000	1/26/2024	1/25/2027	$ -	$ 70,000	$ 70,000	$ -	$ -	$ -
Jason R. Silberschlag	$ 108,843	Fiscal Year 2023	No set maturity	-	-	-	108,843	$ -	108,843
Total				$ -	$ 70,000	$ 70,000	$ 108,843	$ -	$ 108,843

9. EQUITY

The ownership percentages of the members as of December 31, 2024, are as follows:

Member's name	Ownership percentage
Jason R. Silberschlag	44.2%
Amy E. Silberschlag	44.2%
Christopher James Miller	11.6%
TOTAL	**100.0%**

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

On January 26, 2024, the Company entered into a promissory note with Jason R. Silberschlag in the principal amount of $70,000. The note bears interest at an annual rate of 4.37% and matures on January 25, 2027. As of December 31, 2024, the outstanding balance of the note is $70,000.

In 2023, the Company received an unsecured loan in the amount of $108,843 from Jason R. Silberschlag. No formal loan agreement was executed. The loan was fully repaid in 2024

Chewy's is an entity owned and controlled by Jason R. Silberschlag, the founder of Cartel. During the year ended December 31, 2024, Cartel engaged in various transactions with Chewy's, which are considered related party transactions. The nature and amounts of these transactions are as follows:

- Management Services: Cartel earned $19,500 in revenue for providing accounting and payroll services to Chewy's.
- Reimbursement of Shared Costs:
  - Miscellaneous Expenses: $23,614 reimbursed by Chewy's for miscellaneous expenses initially paid by Cartel.
  - Employee Benefits: $5,049 reimbursed for benefit-related expenses incurred by Cartel on behalf of Chewy's.
  - Rent and Occupancy: $98,506 reimbursed by Chewy's for its share of rent and related occupancy costs paid by Cartel.
  - Utilities: $11,288.74 reimbursed by Chewy's for its portion of utility expenses.

The total amount received from Chewy's for these related party transactions during the year was $157,958.

12. SUBSEQUENT EVENTS

On July 17, 2025, the Company completed its conversion from a limited liability company (LLC) to a Delaware corporation, Cartel Coffee Lab, Inc. In connection with the conversion, the Company authorized a total of 20,000,000 shares, consisting of:

- 10,000,000 shares of Common Stock, $0.0001 par value per share, and
- 10,000,000 shares of Preferred Stock, $0.0001 par value per share.

The Common Stock was further designated as follows:

- 9,645,000 shares as Class A Common Stock, and
- 355,000 shares as Class B Common Stock.

All limited liability company membership interests outstanding immediately prior to the effective time of the conversion were automatically converted into an aggregate of 6,299,996 shares of Class A Common Stock, par value $0.0001 per share, of Cartel Coffee Lab, Inc.

On July 17, 2025, the Company reserved 700,000 shares of its Class A Common Stock, par value $0.0001 per share, for issuance under the Company's 2025 Equity Incentive Plan, as approved on the same date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Life's Too Short For Sh**ty Coffee

Cartel Roasting Co. operates 13 cafés across AZ and CA, supports wholesale channels across the Southwest and Hawaii, and has sold coffee to millions of customers. Cartel was founded to build community through coffee and make a positive impact on those we interact with.
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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

CARTEL ROASTING CO

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$5.00 Per Share

MIN INVEST	VALUATION
$300	$35M

REASONS TO INVEST

Higher Coffee Standards: We select only specialty-grade green coffee, carefully roast it to highlight its unique characteristics, and meticulously brew it in our cafes for your enjoyment.

Seasoned Operators: Founded in 2008 by Amy and Jason Silberschlag, Cartel's Leadership team brings over 85 years of combined specialty coffee expertise to market.

Expanding and Partnering: With 13 cafes, a large-capacity production facility, and 28k+ loyalty customers, our retail business is growing. Wholesale relationships with Whole Foods, Sprouts, Upward Projects, HMS, UNFI, and Arrive Hotels reflect our intentional scalability.

TEAM



Jason Silberschlag • Co-Founder, CEO, Director

Jason is a Co-Founder of CRC and an artist, builder, musician, and thinker. He is a creative problem solver and loves collaborating on new ideas and experiences. Coffee as a means of socialization and community building has become one of Jason's life passions, and is what drives him to continually provide opportunity and growth for the people of Cartel. His desire to bring together the communities we serve through meet-ups, casual interactions, and now community ownership/investment, drives the continued effort to preserve IRL living and a local, tangible economy without outside financial interests extracting value from our communities.

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Amy Silberschlag • Co-Founder, Director

Amy is a Co-Founder of Cartel Roasting Co., and the "beating heart" of its community. For the past 17 years, Amy has focused on developing the people and culture that shape Cartel's unique identity. She leads the planning of company-wide initiatives that align with core values to support long-term ethical growth, and she loves to mentor emerging leaders within the organization. Passionate about creating meaningful work and authentic connections, Amy continues to cultivate a workplace where people and purpose grow together.

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Jesse Pangburn • President & Chief Operating Officer

Jesse brings over 20 years of leadership experience, 13 of them with Cartel. Jesse has led major initiatives across operations, growth, and brand development. From opening new locations around the southwest US and building out a new 14,000-square-foot production facility to overseeing marketing, design, and e-commerce, he brings a track record of turning vision into reality. He brings that same strategic and creative leadership to help shape and scale Cartel's future.

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Michelle Backerman • Chief Financial Officer

Michelle brings over a decade of experience in the food and beverage industry, where she has led high-performing teams and provided strategic financial guidance. She holds a Bachelor's degree in Accountancy and is a Certified Public Accountant, with deep expertise in financial reporting, forecasting, and long-term financial planning.

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Mercedes Infante • Director of Retail

With over 11 years at Cartel and over a decade in location management and leadership, Mercedes has contributed to the success of 13 locations across state lines, helping contribute to 10% year-over-year growth. Mercedes is passionate about fostering strong community connections through coffee and developing future leaders.

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Kelly Ehley • Director of Sales & Events

Kelly has spent the past eight years leading initiatives across production, supply chain, marketing, and business development. With a degree in journalism and a career rooted in coffee, she's been instrumental in securing key partnerships with Whole Foods and major restaurant groups like Upward Projects.

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Jamie Miller • Minority Owner & Strategic Advisor

Jamie is an experienced developer, business strategist, and licensed architect with expertise in acquisitions, development, and commercial leasing. Jamie has a proven track record in investment structuring, property positioning, and millions in property acquisitions. Jamie has also founded and developed multiple successful concepts, including Union Cowork, a multi-unit, shared office business developed throughout Southern California.

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THE PITCH



Lifetime Revenue
Projected Lifetime Revenue
$80M +
Through EOY 2025

Lifetime revenue figure reflects approximately $79.1M in actual revenue from January 2010 through July 2025, plus projected revenue for the remainder of 2025. Actual results may differ from projections.



Our Story
Something brewing in the desert
CARTEL
Founded by Amy & Jason Silberschlag in 2007
Opened our Ash Ave Cafe in 2008 in Tempe, AZ
Instantly recognized for our high quality standards

Recognition based on company belief and customer feedback.

Cartel Roasting Co. is a coffee company rooted in quality, community, and transparency. With 13 café locations, wholesale partnerships, and millions of customers served, we invite coffee lovers and impact-driven investors to join us in brewing something better.



Our Principles

Curate Meaningful Experiences
We believe that a visit to one of our cafes shouldn't be just a transaction, but a tailored, memorable experience that makes people want to come back.

Life's Too Short For Shty Coffee**
We buy exceptional coffees grown by farmers who put their whole hearts into their crops. Then, we carefully roast and brew it the best we can for you to enjoy.

Community Through Coffee
These are the spaces people come to meet, work, study, or launch that great new business. Our cafes belong to our community, and we love that.

Our Location Growth

13 locations across Phoenix, Tucson, & Palm Springs

- **Ash Ave Cafe & Roastery** 2008
- **Campbell Ave Tucson** Opened 10/2009
- **1st Street Phoenix** Opened 4/2011
- **5th Ave Scottsdale** Opened 8/2011
- **Sky Harbor Phoenix** Opened 10/2012
- **Broadway Tucson** Opened 9/2013
- **Palm Springs Arrive PS** Opened 11/2018
- **Tatum & Shea Phoenix** Opened 12/2019
- **Rise Uptown Phoenix** Opened 9/2020
- **Coronado Phoenix** Opened 3/2022
- **Desert Ridge Phoenix** Opened 12/2022
- **Durham Hall ASU-Tempe** Opened 2/2023
- **New Production Facility - Tempe** Opened 1/2024
- **Camby Hotel Phoenix** Opened 10/2024

**The historical results shown above are not guarantees of future performance or success.*

Cartel Roasting Co. was founded in Tempe, AZ, in 2007 by husband and wife team, Amy and Jason Silberschlag. Everything we do, from sourcing to roasting to brewing, is done with a value for transparency, education, and quality. At Cartel Roasting Co., our goal is simple: through coffee, we want to facilitate a community – a cartel, if you will – of those who simply enjoy coffee and are interested in growing alongside us.

What are they saying about us?

> "Tempe's favorite coffeehouse, has a longstanding reputation as one of the best places for a cup of coffee in the Valley."
>
> THRILLIST

> "For coffee lovers, there's Cartel, a longtime Phoenix favorite for its specialty coffees made with roasted beans from around the world."
>
> EATER

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE PROBLEM & OUR SOLUTION

Green Coffee Buying



We look for exceptional coffees with the help of our stellar importing partners.



We add as much traceability as possible to our coffees, teas, and other ingredients.



We highlight coffee farmers so our customers know who grew their coffee.

Too often, coffee is stripped of transparency, quality, and recognition of the hands that made it. Cartel Roasting Co. was founded to counter that. We select only specialty-grade green coffee with the help of reputable importing partners. From there, our team roasts to unlock each coffee's uniqueness, and through cupping, aims to ensure each coffee's consistency and quality. Beyond product, we're building sustainable careers, offering baristas more than a job—through education, fair pay, and pathways in supply chain, HR, and retail leadership. We believe this values-driven approach sets us apart in a market saturated with convenience-first options.

Our Products




CARTEL
COLD BREW
CARTEL
COLD BREW







Sales Channels


CARTEL
Coffee Bars
Mgmt Service
eCommerce
Wholesale
Bakery
Distributers

THE MARKET & OUR TRACTION


Steady Growth
Total Company Sales
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Total Company Revenue
42%
REVENUE GROWTH SINCE COVID
2020 VS 2024

Historical results are not indicative of future performance or success.

Specialty coffee continues to grow, with the global market alone expected to grow from $101B in 2024 to $183B by 2030 (source). Cartel is already established in this space with 13 cafés across Phoenix, Tucson, and Palm Springs. We serve thousands of guests every day and maintain key retail and wholesale relationships with Whole Foods, Sprouts, Upward Projects, UNFI, Arrive Hotels, and HMS at Sky Harbor airport. Our social following tops 30K with steady growth.


Relationships
Our carefully chosen retail & wholesale relationships include
WHOLE FOODS MARKET
SPROUTS FARMERS MARKET
UNFI
HMS HOST
UPWARD PROJECTS
POSTINO
FEDERAL PIZZA
CHURN
WINDSOR
PHX Phoenix Sky Harbor International Airport
ARRIVE by PALISOCIETY
MISTOBOX
NUMILK

Through our Give Back program, we work with and donate to local non-profits, sharing their impact with our customers.


Give Back Blend
We showcase amazing local organizations to our community

By choosing to serve in-house-made NuMilk, we estimate we've diverted approximately 42,400 packaging containers from landfills and reduced CO2 emissions by roughly 47 tons in 2024 alone. These initiatives align with today's values-driven consumers.


NuMilk
In 2024 alone, 44,200 Tetra-pak containers were diverted from landfills by using NuMilk. Also, CO2 emissions were reduced by 47 tons.
120 Qts of Numilk
120 Qts of Packaging

**Estimates based on internal data and NuMilk assumptions; actual impact may vary.*

WHY INVEST

Cartel Roasting Co. has a loyal customer base, scalability, and a socially conscious mission. Join us as we grow a purpose-driven coffee brand that puts people, quality, and impact first.


KPIs
Lifetime Revenue
$80M
2008 through projected 2025
Retail Revenue
155%
Increase 2024 over 2020
Cafe Transactions
115%
Increase 2024 vs 2020
Gross Profit
32%
Up 6.5% in 2024 over 2023
Loyalty Customers
28k
Total Square Loyalty
Followers
30.9k
Instagram alone
Roasting Capacity
7x
New Loring S70 Roaster

Gross profit of 32% reflects results from fiscal year 2024 only. Lifetime revenue of $80M includes results from January 2010 through July 2025 and reflects a rounded figure that includes partial-year 2025 revenue. Historical performance is not a guarantee of future results, and actual future performance may differ materially.

ABOUT

HEADQUARTERS
1605 W University Dr Ste 101
Tempe, AZ 85281

WEBSITE
View Site

Cartel Roasting Co. operates 13 cafés across AZ and CA, supports wholesale channels across the Southwest and Hawaii, and has sold coffee to millions of customers. Cartel was founded to build community through coffee and make a positive impact on those we interact with.

TERMS

Cartel Roasting

Overview

PRICE PER SHARE
$5

VALUATION
$35M

DEADLINE
Nov. 26, 2025 at 7:59 AM UTC

FUNDING GOAL
$10K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
2,000

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,227,328	$3,330,886
Cash & Cash Equivalents	$119,528	$131,478
Accounts Receivable	$97,647	$146,136
Short-Term Debt	$1,204,527	$1,544,549
Long-Term Debt	$2,266,182	$1,932,874
Revenue & Sales	$8,286,357	$7,788,696
Costs of Goods Sold	$5,489,159	$5,669,706
Taxes Paid	$0	$0

Net Income	-$94,594	-$173,989

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 30% Bonus Shares

As you are an employee with Cartel , you are eligible for additional 30% bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks | 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks | 30% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between day 35 - 40 and receive 10% bonus shares.

Flash Perk 2

Invest $5,000+ between day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Prickly Pear

Invest $600+ | Receive a 3-month "Roaster's Choice" coffee subscription (1 x 12 oz bag every month) or $75 in-store credit (through loyalty points).

Ocotillo

Invest $1,200+ | Receive a 6-month "Roaster's Choice" coffee subscription (1 x 12 oz bag every month) or $150 in-store (through loyalty points) + 5% bonus shares.

Joshua Tree

Invest $5,000+ | Receive a 9-month "Roaster's Choice" coffee subscription (1 x 12 oz bag every month) or $225 in-store (through loyalty points) + 10% off all online orders for 6 months + 7% bonus shares.

Creosote

Invest $10,000+ | Receive a 12-month "Roaster's Choice" subscription (1 x 12 oz bag every month) or $300 in-store (through loyalty points) + 10% off all online orders for 12 months + 10% bonus shares.

Palo Verde

Invest $25,000+ | Join us for a private tour for four & coffee cupping at our production facility with the Founders and Executive Team, plus receive a 12-month "Roaster's Choice" subscription (1 x 12 oz bag every month) or $300 in-store (through loyalty points) + 10% off all online orders for 12 months + 15% bonus shares.

Saguaro

Invest $50,000+ | Roast your own coffee with one of our roasters, attend a coffee cupping with our CEO, COO and Production Team to learn how we evaluate coffees, and enjoy breakfast with the Cartel Executive Team** plus receive a 12-month "Roaster's Choice" subscription (1 x 12 oz bag every month) or $300 in-store (through loyalty points) + 10% off all online orders for 12 months + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cartel Coffee Lab, Inc., doing business as Cartel Roasting Co., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

CZ

Carter Zahm
9 days ago

I've invested because I believe you guys run a great company. But I'm wondering if there's a place I can go to get progress updates about how it's going.

With no updates as far as I can see on your profile on this app, I don't know when the expected launch is or anything like that. Is there a newsletter I should sign up for, or are we intentionally being left in the dark while you guys hammer out the details?

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2 0

JS

Jason Silberschlag
Cartel Roasting • 7 days ago

Hi Carter,

Thank you so much for your support of Cartel—we truly appreciate it. We're definitely not trying to keep anyone in the dark. We've been working hard behind the scenes to get our full campaign live and ensure everything is fully approved by the lawyers and regulators.

Once that's ready, we'll start posting regular updates here and through our newsletter. We appreciate your patience—we're excited to share more very soon!

-The Cartel Team
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James Harn
2 months ago

I am here because I believe investing in the fine people at Cartel Roasting will ensure I continue to get the same delightful specialty coffee I have grown to love over the past 15 years.

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1 ↑ 0

Jason Silberschlag
Cartel Roasting • 7 days ago

Thanks James! We appreciate you!

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jason Silberschlag: [00:00:02] Hello, I'm Jason Silberschlag and this is my wife, Amy, and we are the founders of Cartel Roasting Club. At Cartel, our purpose for our community is to bring great products and bring great conversations.

Amy Silberschlag: [00:00:36] Coffee is so magical because it brings people together around that intentionally sourced and roasted and served cup of coffee.

Jesse Pangburn: [00:00:57] In 2008, we opened our Ash Avenue Cafe and Roastery. We've now grown to 13 locations across Arizona and California. And we just opened a large scale production facility, which has allowed us to support growth in retail, as well as our awesome wholesale customers like Whole Foods, Sprouts, and Upward Projects.

Mercedes Infante: First thing you'll notice when you walk in a cartel roasting co is we're genuinely excited you're here. Whether you're new to coffee or you're far along in your third wave journey, we try to make specialty coffee approachable. Our menu is carefully selected with intentional ingredients and local vendor partnerships to really showcase something for everyone. It's more than just a coffee shop. We're really trying to create a space where everybody can come and just be themselves. We treat every guest like a regular because to us, you already are.

Kelly Ehley: At Cartel, we're committed to buying specialty grade coffee that is traceable and sustainably produced. We work with importers that share our same values. And then we roast our coffee on the lighter side. Our goal is to bring out the true flavor profiles of that coffee for you to experience. So we decided to work with NuMilk because they share our values. They are committed to sustainability. Since we've partnered with them, we've been able to divert 44,000 single-use cartons from the landfill, and we've reduced our carbon emissions by 47 tons. [Disclaimer on screen: Based on internal estimates using NuMilk usage data] We created the Give Back Blend to give back to our local communities in a meaningful way. Every quarter, we partner with a new nonprofit, and 10% of each Give Back blend goes back to that local nonprofit that is doing really meaningful work in our communities.

Michelle Backerman: [00:02:23] Cartel is on track to hit over 80 million in lifetime revenue by the end of 2025, which is amazing, right? We started off as this mom and pop singular shop in Tempe. And now we've got 13 locations, over 100 employees, 250 wholesale accounts. We are running a commercial bakery. We have a, a coffee roaster and cold brew production team, a warehouse team, not to mention we're serving thousands of customers our coffee every single day. Funds raised through Start Engine will help us expand our locations, really invest in our teams and our departments and elevate our current food program.

Jesse Pangburn: [00:03:48] We know we wouldn't be here as a business if it wasn't for you, our community members. So we wanna take a moment and say thank you for getting us here. We hope that you'll come with us on the next phase of our journey to help others realize life's too short for [Bleep] coffee.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:40 PM 07/17/2025
FILED 05:40 PM 07/17/2025
SR 20253398144 - File Number 10264672

CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Limited Liability Company was first formed is Arizona.

2. The date the Limited Liability Company was first formed is August 28, 2007.

3. The jurisdiction immediately prior to filing this Certificate is Arizona.

4. The name of the Limited Liability Company immediately prior to filing this Certificate is Cartel Coffee Lab, LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is Cartel Coffee Lab, Inc.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on July 16, 2025.

CARTEL COFFEE LAB, LLC

Signed by:
Jason R. Silberschlag
By: 010F89E87F964CC...
Jason R. Silberschlag, Manager

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CARTEL COFFEE LAB, INC." FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF JULY, A.D. 2025, AT 5:40 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10264672 8100F
SR# 20253398144

Authentication: 204232991
Date: 07-18-25

CERTIFICATE OF INCORPORATION
OF
CARTEL COFFEE LAB, INC.

Article I
Name

The name of the Corporation is Cartel Coffee Lab, Inc. (the "Corporation").

Article II
Registered Agent and Office

The name of the Corporation's registered agent in the state of Delaware is Capitol Services, Inc. The address of the registered agent of the Corporation in the state of Delaware is 108 Lakeland Avenue, City of Dover, Delaware 19901, County of Kent.

Article III
Purposes

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the state of Delaware, as the same exists or may hereafter be amended (the "GCL").

Article IV
Capital Stock

The Corporation shall be authorized to issue a total of is 20,000,000 shares, consisting of (i) 10,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), and (ii) 10,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock"). Article IV hereof contains a description of the Common Stock and the Preferred Stock and a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof.

Common Stock

AA. General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

BB. Designation of Common Stock in Classes or Series. A total of (i) 9,645,000 shares of the Corporation's Common Stock is hereby designated as "Class A Common Stock" and (ii) 355,000 shares of the Corporation's Common Stock is hereby designated as "Class B Common Stock." As used in this Certificate of Incorporation, the term "Common Stock," used without reference to Class A Common Stock or Class B Common Stock means collectively the shares of Common Stock, share for share alike, and without distinctions to class or series, except as otherwise expressly provided for in this Article IV of this Certificate of Incorporation or as the context otherwise requires. The rights, preferences, powers, privileges, and the restrictions,

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:40 PM 07/17/2025
FILED 05:40 PM 07/17/2025
SR 20253398144 - File Number 10264672

qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock, and for all purposes under this Certificate of Incorporation, the Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

CC. Dividends. Subject to provisions of law and Article IV of this Certificate of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors of the Corporation ("Board of Directors") may determine in its sole discretion. No cash dividends may be paid or declared or set aside for Class A Common Stock unless an equal amount is paid or declared or set aside for the Class B Common Stock, and no cash dividends or any other distribution may be paid or declared or set aside for Class B Common Stock unless an equal amount is paid or declared or set aside for the Class A Common Stock. In the case of dividends or other distributions payable in Common Stock of the Corporation or any of its subsidiaries, such distributions or dividends shall be in the same proportion with respect to each class of Common Stock, but only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock. In the case of any combination or reclassification of Class A Common Stock, the shares of Class B Common Stock shall also be combined or reclassified so that the relationship between the number of shares of Class B Common Stock and Class A Common Stock outstanding immediately following such combination or reclassification shall be the same as the relationship between the Class B Common Stock and the Class A Common Stock immediately prior to such combination or reclassification.

Preferred Stock.

A. Designation. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate pursuant to the applicable law of the state of Delaware, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof, including, but not limited to, the fixing or alteration of the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Preferred Stock, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of the shares of that series, but not below the number of shares of that series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status they had prior to the adoption of the resolution originally fixing the number of shares of that series. For purposes of this Certificate of Incorporation, the term "Liquidation Event" shall mean: (i) any acquisition of the Corporation by means of merger, exchange, transfer, or other form of corporate reorganization or consolidation in one or a series of related transactions with or into another entity in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the other entity corporation or its subsidiary and, as a result of which transaction, the stockholders of the Corporation own 50% or less of the voting power of the surviving entity (other than a mere re-incorporation transaction); (ii) a sale, transfer, lease, or other disposition (other than a pledge or grant of a security interest to a bona fide lender) of all or substantially all of the assets of the Corporation (other than to or by a wholly owned subsidiary or parent of the Corporation); or (iii) a liquidation, dissolution, or winding up of the Corporation.

Article V
Incorporator

The name and mailing address of the incorporator is Jason R. Silberschlag, 228 W. University Drive, #208, Tempe, Arizona 85821.

Article VI
Directors

The number of directors which shall comprise the initial Board of Directors of the Corporation shall be two (2). The size of the Board of Directors may be increased or decreased in the manner provided in the Bylaws of the Corporation. All corporate powers of the Corporation shall be exercised by or under the direction of the Board of Directors except as otherwise provided herein or by law. Unless and to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Article VII
Limitation of Liability; Indemnification

1. Limitation of Liability. A director of the Corporation shall, to the fullest extent permitted by the GCL as it now exists or as it may hereafter be amended, not be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit, or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

2. Indemnification. The Corporation shall indemnify and may advance expenses to its officers and directors to the fullest extent permitted by the GCL as it now exists or as it may hereafter be amended.

Article VIII
Bylaws

Subject to the power of the stockholders of the Corporation to adopt, amend, or repeal any Bylaw made by the Board of Directors, the Board of Directors is expressly authorized and empowered to adopt, amend, or repeal the Bylaws of the Corporation.

Article IX
Amendment

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

IN WITNESS WHEREOF, I, the undersigned, being the Incorporator hereinabove stated, set my hand as of July 16, 2025.

Signed by:
Jason R. Silberschlag
010F89E67F964CC...
Jason R. Silberschlag, Incorporator

STOCKHOLDERS' AGREEMENT

DATED AS OF JULY 17, 2025

AMONG

CARTEL COFFEE LAB, INC.

AND THE OTHER

SIGNATORIES HERETO

STOCKHOLDERS' AGREEMENT

THIS **STOCKHOLDERS' AGREEMENT** (this "Agreement"), dated as of July 17, 2025 (the "Effective Date"), is entered into by and among **CARTEL COFFEE LAB, INC.**, a Delaware corporation (the "Company"), and the Persons whose names are set forth on the attached Schedule I and having an address as set forth therein (each a "Stockholder" and collectively, the "Stockholders"), as amended from time to time to add such other Person(s) who may hereafter become a party to this Agreement.

RECITALS

A. The initial Stockholders were members of Cartel Coffee Lab, LLC, an Arizona limited liability company ("Cartel LLC").

B. In connection with the conversion of Cartel LLC and incorporation of the Company, the Stockholders and the Company have agreed that it is in their mutual best interest and in the best interest of the Company to provide certain rights, obligations, and restrictions with respect to the shares of Common Stock, together with any other voting capital stock of the Company now or hereafter owned by any Stockholder in any context.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, the mutual covenants, and agreements herein contained, and other valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby covenant and agree as follows:

ARTICLE I
DEFINITIONS

1.1 **Certain Definitions.** Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Article I:

"Adjustment" shall have the meaning set forth in Section 6.12.

"Affiliate" means any entity which directly or indirectly Controls, is Controlled by, or is under common Control with, a party to this Agreement.

"Agreement" shall have the meaning set forth in the introductory paragraph.

"Board" or "Board of Directors" means the Board of Directors of the Company, as it may be constituted from time to time.

"Buy/Sell Offer" shall have the meaning set forth in Section 2.6.

"Capital Stock" means all Common Stock and any other class or series of capital stock or equity securities of the Company, whether authorized as of or after the date hereof, in each case together with any Stock Equivalents thereon, purchased, owned, or otherwise acquired as of or after the date hereof, and any securities issued in respect of any of the foregoing, or in substitution therefor, in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or other similar event.

"Certificate" means the Certificate of Incorporation of the Company, as it may be amended from time to time.

"Class A Common Stock" means the Class A Common Stock, par value $0.0001 per share, of the Company.

"Class B Common Stock" means the Class B Common Stock, par value $0.0001 per share, of the Company.

"Common Stock" means the common stock, par value $0.0001 per share, whether Class A Common Stock or Class B Common Stock.

"Company" means Cartel Coffee Lab, Inc., a Delaware corporation.

"Common Stock" shall have the meaning given to such term in the recitals to this Agreement.

"Consent of Spouse" shall have the meaning set forth in Section 6.22.

"Control" (and conjugated verb forms, and cognate noun forms, thereof) means (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract, or otherwise, or (ii), if the Person is a trust, the sole power and authority to revoke, terminate, amend, or modify the trust or the trust agreement, declaration of trust, or other instrument under which the trust was created, and veto any decision of any trustee of such trust. Ownership of more than 50% of the beneficial interests of an entity shall be conclusive evidence that control exists.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

"Family Group" means an individual's spouse and lineal descendants, parents, grandparents, and any family limited partnership or trust or other fiduciary relationship solely for the benefit of such individual or such individual's spouse, parents, grandparents, or lineal descendants; provided, however, such individual, at all times, maintains Control of such limited partnership, trust, or such other permitted entity.

"Founding Stockholder" shall mean Jason R. Silberschlag and Amy E. Silberschlag.

"Joining Stockholder" shall mean any Stockholder that is not a Founding Stockholder.

"Liquidation Event" shall have the meaning set forth in the Certificate, or if no such definition is included in the Certificate, a Liquidation Event shall be deemed to have occurred if

(i) the Company merges or consolidates with or into another entity and is not the surviving entity (other than a merger to change the state of incorporation of the Company or any successor entity); (ii) the Company sells or otherwise transfers all or substantially all of its assets; or (iii) a majority of the voting capital stock of the Company is transferred in a single transaction or a series of related transactions.

"Offerees" shall have the meaning set forth in Section 2.6.

"Offeror" shall have the meaning set forth in Section 2.6.

"Offer Period" shall have the meaning set forth in Section 2.2.

"Offered Price" shall have the meaning set forth in Section 2.2.

"Offered Stock" shall have the meaning set forth in Section 2.2.

"Permitted Transfer(s)" shall have the meaning set forth in Section 2.3.

"Permitted Transferee" shall have the meaning set forth in Section 2.3.

"Person(s)" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

"Post-Election Period" shall have the meaning set forth in Section 2.6.

"Prime Rate" means the annual base rate of interest published in the Wall Street Journal (Western Edition) from time to time as the "prime rate" (or such other similar publication as the Board of Directors may choose if the Wall Street Journal (Western Edition) ceases to publish the "prime rate"). As used herein, the Prime Rate shall be adjusted monthly on the first day of each month in conformity with the above described "prime rate" then in effect.

"Purchasing Stockholder" shall have the meaning set forth in Section 2.6.

"Qualified Public Offering" means a firm commitment underwritten public offering of the Company's Common Stock underwritten by a nationally recognized full-service investment bank pursuant to which the aggregate net proceeds received by the Company are at least $50,000,000 (calculated after deducting underwriting discounts and commissions and after calculation of expenses).

"Sale of the Company" shall have the meaning set forth in Section 3.1.

"Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

"Selling Stockholder" shall have the meaning set forth in Section 2.2.

"Stock Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into and exchangeable or exercisable for shares of Capital Stock, and any option, warrant, or other right to subscribe for, purchase, or acquire shares of Capital Stock or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

"Stock Sale" shall have the meaning set forth in Section 3.1(a).

"Stockholder(s)" shall have the meaning set forth in the introductory paragraph to this Agreement.

"Third Party Purchaser" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding shares of Capital Stock; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any shares of Capital Stock.

"Transfer" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Capital Stock owned by a Person or any interest (including a beneficial interest) in any Capital Stock owned by a Person.

"Transfer Notice" shall have the meaning set forth in Section 2.2.

ARTICLE II
RESTRICTIONS ON TRANSFER

2.1 **Restrictions on Transfer**.

(a) No Stockholder (including transferees of Stockholders) shall, directly or indirectly, voluntarily or involuntarily, Transfer any shares of Capital Stock, or any interest therein, whether by operation of law or otherwise, except as permitted or in accordance with all of the provisions of this Agreement. Any Transfer not in accordance with this Agreement shall be null and void. A Person to whom any Transfer of shares of Capital Stock is made that does not comply with this Agreement shall not be recognized as the holder of those shares of Capital Stock or as having acquired any voting, dividend, or other rights in respect thereto, and the Company may not reflect on its books, or any register therein, any Transfer of shares of Capital Stock except those transferred in strict compliance with this Agreement.

(b) Prior notice shall be given to the Company by a Stockholder of any Transfer of Capital Stock, including Transfers to a Permitted Transferee. Prior to the consummation of any Transfer by any Stockholder of any of its Capital Stock, including a Transfer to a Permitted Transferee or a Third Party Purchaser, such Stockholder shall cause: (i) any transferee who is not already a party to this Agreement to execute and deliver to the Company a joinder agreement in the form attached hereto as Exhibit A ("Joinder Agreement"), in which such transferee agrees to be bound by the terms and conditions of this Agreement; and (ii) any spouse of such transferee to execute and deliver to the Company a Consent of Spouse. Upon any Transfer of Capital Stock by any Stockholder in accordance with this Section 2.1(b) and the other terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(c) Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Capital Stock: (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in the form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Affiliates or subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or (iii) if it would cause the assets of the Company or any of its Affiliates or subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company.

2.2 **Company Offer**.

(a) If a Stockholder (the "Selling Stockholder") desires to Transfer any or all of such Stockholder's shares of Capital Stock (or applicable Stock Equivalents) (the "Offered Stock"), such Stockholder shall first give written notice (a "Transfer Notice") thereof to the Company, identifying the proposed transferee, the number of shares of Capital Stock sought to be transferred, the proposed purchase price (the "Offered Price"), and, if applicable, the terms of the proposed transaction including the proposed transaction date, and a copy of any written offer or other writing setting forth the terms and conditions of the proposed transaction. Such Transfer Notice shall constitute an irrevocable offer by the Selling Stockholder to sell all of the Offered Stock to the Company (or a designee approved by the Company's Board of Directors) (i) at the Offered Price and upon the same terms and conditions as the Selling Stockholder is willing to Transfer the Offered Stock to the proposed transferee; (ii) if, pursuant to the terms of the Transfer Notice, the consideration proposed to be paid for the Offered Stock is in property, services, or other non-cash consideration, the fair market value (as of the date on which the purchase is to be effected) of the Offered Stock, as shall be determined in good faith by the Company's Board of Directors; or (iii) if, pursuant to the terms of the Transfer Notice, the consideration proposed to be paid for the Offered Stock is zero or is unstated, the fair market value (as of the date on which the purchase is to be effected) of the Offered Stock, as shall be determined in good faith by the Company's Board of Directors. Once given, a Transfer Notice may not be modified or amended except with the prior written consent of the Company. Within the 30-day period following the giving of the Transfer Notice (the "Offer Period"), the Company may elect, by giving written notice of such election to the Selling Stockholder, to purchase (or have its designee purchase) all or a portion of the Offered Stock at the price determined pursuant to this Section 2.2 (with or without consideration, as applicable) and upon the same terms and conditions as the Selling Stockholder is willing to sell (or Transfer) the Offered Stock to the proposed transferee. Any modification or amendment of a Transfer Notice shall be deemed a new Transfer Notice with respect to the proposed transfer and shall restart the Offer Period. Any determination by the Board of Directors of the fair market value of the Offered Stock shall be binding and conclusive on all parties.

(b) If the Company (or its designee) does not elect, by notice in writing given to the Selling Stockholder within the Offer Period, to purchase (or have its designee purchase) all or a portion of the Offered Stock to which it (or its designee) is entitled, then the Selling Stockholder shall be free to dispose of all of the remaining Offered Stock within 60 days of the end of the Offer Period to the original proposed transferee, at a price not lower than the Offered Price, and upon the terms stipulated in the Transfer Notice in all material respects. However, as a condition to the effectiveness of such Transfer, said transferee shall thereupon become a party to this Agreement as a Stockholder and, pursuant to Section 6.15, shall confirm such fact by executing a counterpart of this Agreement. If such Offered Stock is not so disposed of by the Selling Stockholder within such 60-day period, the Selling Stockholder shall continue to hold such Capital Stock subject to all of the terms and conditions of this Agreement and may not sell such Capital Stock without again complying with all of the provisions hereof.

2.3 **Certain Transfers Not Prohibited**. Except as otherwise expressly provided herein, the restrictions on Transfers or other dispositions of Capital Stock (or applicable Stock Equivalents) contained in this Agreement shall not be construed to prohibit the following Transfers of Capital Stock (or applicable Stock Equivalents) ("Permitted Transfers"):

(a) Transactions qualifying as a Liquidation Event;

(b) Transfers to another Stockholder; provided, however, with respect to holders of Class B Common Stock, a holder of Class B Common Stock shall not transfer shares of Class B Common Stock to another Stockholder during the one-year period following such holders' initial acquisition of the shares of Class B Common Stock from the Company, unless the proposed transferee is (i) another Stockholder, and (ii) an "accredited investors" as defined in Regulation D promulgated under the Securities Act;

(c) Transfers of Capital Stock by a Stockholder to an Affiliate of such Stockholder, including to a member(s) of such Stockholder's Family Group, provided the transferring Stockholder retains the voting rights attributed to such Capital Stock;

(d) Transfers made pursuant to Section 2.5 or Section 3.1 of this Agreement; or

(e) any Transfer as part of a Qualified Public Offering.

Any and all shares of Capital Stock (or applicable Stock Equivalents) in the hands of any transferee pursuant to this Section 2.3 (each a "Permitted Transferee") shall remain subject to this Agreement. Permitted Transferees shall be deemed to be Stockholders for all purposes of this Agreement as if they had executed and delivered this Agreement.

2.4 **Prohibited Transferees**. Notwithstanding the foregoing, no Stockholder may, without prior written consent of the Company's Board of Directors, Transfer (or solicit the purchase of) any voting equity interest in the Company to any entity or any associate (as defined in Rule 12b-2 of the Exchange Act) of any entity that the Board of Directors of the Company, in its sole and absolute discretion, determines (a) is an entity which, in the determination of the Company's Board of Directors, directly or indirectly competes with the Company, or (b) is a customer, distributor, or supplier of the Company, if the Company's Board of Directors should determine that such transfer would result in such customer, distributor, or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor, or supplier.

2.5 **Involuntary Transfers**.

(a) **Divorce**. In the event of the divorce of a Joining Stockholder and such Stockholder's spouse, then such Joining Stockholder shall have the first right and option to purchase all, but not less than all, of the Capital Stock or interest therein as is acquired or held by the spouse at the price and on the terms and conditions as provided in Sections 2.5(b)(3) through 2.5(b)(5), inclusive, of this Agreement, substituting the divorced spouse of the Joining Stockholder for references therein to "decedent" or "the personal representative of the decedent." In the event the Joining Stockholder fails to exercise such option to purchase, then the Company (or its designee) shall have the right and option to purchase such Capital Stock in the same manner and in accordance with the provisions of Sections 2.5(b)(3) through 2.5(b)(5), inclusive, of this Agreement.

(b) **Purchase Upon Death**. Upon the death of a Joining Stockholder or the spouse of a Joining Stockholder, hereinafter referred to as the decedent, all the Capital Stock of the Company owned by the decedent shall be disposed of as herein provided.

(1) **Spouse of Joining Stockholder as Decedent**. Upon the death of a spouse of a Joining Stockholder, if such spouse dies intestate or in any manner has given, devised, or bequeathed (or attempted to devise or bequeath) such spouse's community property interest in the Capital Stock to a Person or Persons other than to such Joining Stockholder, then the Joining Stockholder who is the surviving spouse shall have the first right and option to purchase all, but not less than all, of such community interest from the estate of the deceased spouse or other Persons claiming to own or hold the same in the same manner and in accordance with the provisions of Sections 2.5(b)(3) through 2.5(b)(5), inclusive, of this Agreement. The Joining Stockholder who is the surviving spouse shall have 60 days following the date of death of such Joining Stockholder's spouse to give written notice of exercise of such Joining Stockholder's option to purchase such community interest to the decedent's estate or other successor in interest and to the Company. In the event the Joining Stockholder who is the surviving spouse fails to exercise such option to purchase, then the Company (or its designee) shall have the right to purchase such community interest in the same manner and in accordance with the provisions of Sections 2.5(b)(3) through 2.5(b)(5), inclusive, of this Agreement as if the spouse of the Joining Stockholder were a Joining Stockholder and such community interest were Capital Stock.

(2) **Joining Stockholder as Decedent**. In the event of the death of any Joining Stockholder, then the Company (or its designee) shall have the right and option to purchase all, but not less than all, of the Capital Stock owned by the decedent, in the same manner and in accordance with the provisions of Sections 2.5(b)(3) through 2.5(b)(5), inclusive, of this Agreement. The Company (or its designee) shall have 90 days following the date of death to give written notice of exercise of the Company's option to purchase such Capital Stock to the decedent's estate or other successor in interest.

(3) **Purchase Price**. In the event Capital Stock of a Joining Stockholder or spouse is purchased pursuant to this Section 2.5 or if no consideration is to be paid pursuant to the terms stated in the Transfer Notice, the per share purchase price of the Capital Stock shall be an amount equal to the fair market value of such share, determined by the Board of Directors of the Company as of any date determined by the Board of Directors that is not more than one year prior to the date of the event giving rise to the right to purchase such Capital Stock. Any determination of fair market value made by the Board of Directors shall be binding and conclusive on all parties unless shown to have been made in an arbitrary and capricious manner. In the event the personal representative of the decedent, or the purchaser or seller in such purchase transaction, believes that such determination of fair market value was made in an arbitrary and capricious manner, the fair market value of the Capital Stock shall be determined by one appraiser mutually agreeable by such purchaser or seller (or, if applicable, the personal representative of the decedent). The decision of the appraiser shall be binding on all parties, and the costs of the appraiser shall be borne equally by the parties.

(4) **Payment of Purchase Price**. The purchase price for all Capital Stock shall be paid in cash or by certified check; provided, however, that in the event the Company or its designee is the purchaser of the Capital Stock, the Company (or its designee) shall be entitled, in the Company's sole and absolute discretion, to pay the purchase price (i) in cash or by certified check or (ii) by delivery of a promissory note providing for 60 equal monthly payments plus interest per annum at a rate equal to the Prime Rate.

(5) **Closing**. Unless otherwise provided in this Agreement or otherwise agreed by the parties, the closing of the sale and purchase of Capital Stock shall take place at the principal office of the Company not later than 30 days following the exercise of the option to purchase Capital Stock pursuant to this Section 2.5.

2.6 **Buy/Sell.**

(a) **Buy/Sell**. Prior to tendering any Buy/Sell Offer (as defined below) hereunder, the Founding Stockholders shall have Completed a mandatory mediation session pursuant to Section 6.21. Thereafter, any Founding Stockholder (hereinafter in this Section referred to as the "Offeror") may, at any time and for any reason, tender to the other Founding Stockholder a written offer (the "Buy/Sell Offer") to simultaneously (i) offer to sell to the other Founding Stockholder all, but not less than all, of the Capital Stock owned by the Offeror to the other Founding Stockholder (hereinafter in this Section referred to as the "Offeree") on the terms and conditions thereof (which shall be consistent with the terms of this Section 2.6); and (ii) offer to purchase from the Offeree all, but not less than all, of the Capital Stock owned by the Offeree. The Offeror shall deliver a copy of the Buy/Sell Offer in writing to the Offeree pursuant to the notice requirements in Section 6.13, and such offer shall include any relevant forms of definitive documentation as proposed by the Offeror. The Buy/Sell Offer shall state the price per share and payment terms at which the Offeror is prepared to sell his or her Capital Stock or acquire the Capital Stock of the Offeree. The Buy/Sell Offer shall constitute a binding obligation of the Founding Stockholders to sell and purchase such Capital Stock as provided in this Section 2.6. If the terms of the Buy/Sell Offer require that any portion of the purchase price be paid in the form of a promissory note, then the terms of the note must comply with the following conditions: (1) the term of the note shall be no longer than three years; (2) the principal outstanding under the note shall accrue interest annually at a rate that shall be no less than 5%; (3) obligations under the note shall be secured by all Company assets and a pledge of all Company membership interests of the Purchasing Stockholder (as defined below); and (4) obligations under the note shall be personally guaranteed by the Purchasing Stockholder and the Purchasing Stockholder's spouse, if any.

(b) **Election Pursuant to Buy/Sell Offer**. The Offeree shall, within 60 calendar days of the date of receipt of the Buy/Sell Offer by the Offeree, elect to either (i) acquire all of the Offeror's Capital Stock on the terms and conditions set forth in the Buy/Sell Offer, or (ii) sell all of such Offeree's Capital Stock to the Offeror on the terms and conditions set forth in the Buy/Sell Offer. If the Offeree fails to so elect within 60 calendar days of receipt, such Offeree shall be deemed to have elected to sell of his or her Capital Stock to the Offeror on the terms and conditions and at the purchase price as set forth in the Buy/Sell Offer.

(c) **Management of the Company Pending Closing**. From and after expiration of the 60-day period referred to in Section 2.6(b), the Founding Stockholder who either elects or is deemed to have elected to sell (in either case hereinafter referred to as the "Selling Stockholder") shall, pending the closing, have no right to participate in the management of the Company and shall resign as a member of the Board of Managers; provided, however, that the Founding Stockholder that is the purchaser in the transaction ("Purchasing Stockholder") shall have provided to the Selling Stockholder satisfactory evidence of financial capability to perform.

(d) **Purchaser's Assumption of Company Obligations**. In connection with a Founding Stockholder's election to become the Purchasing Stockholder, the Purchasing Stockholder shall, in addition to payment of the purchase price, assume and agree to perform or pay all obligations of the Selling Stockholder's share of any Company liabilities; provided, however, that the Purchasing Stockholder shall not assume or be obligated to pay any liabilities arising from any tort or act of intentional misconduct committed by the Selling Stockholder. The Purchasing Stockholder shall execute any and all documents reasonably necessary to affect the assumption required hereunder.

(e) **Closing; Definitive Agreement**. The closing of the purchase and sale of Capital Stock pursuant to the Buy/Sell Offer shall be consummated within 30 calendar days of such date as the Offeree (i) delivers written notice of the Offeree's election pursuant to Section 2.6(b), or (ii) is deemed to have elected to sell the Capital Stock pursuant to Section 2.6(b) (the "Post-Election Period").

(f) **Suspension of Buy/Sell Provisions**. Notwithstanding anything to the contrary contained in this Section 2.6, no Founding Stockholder shall have the right to invoke the provisions of this Section 2.6 during any period of time that the Company (i) has engaged an investment banking firm or other third-party firm to actively sell or market the Company for sale (regardless of the form of such transaction), or (ii) is actively negotiating for the sale of the Company (regardless of the form of such transaction).

(g) **Breach of the Buy/Sell**. In the event that the purchase and sale contemplated by Section 2.6(a) – (f) has not been consummated by the expiration of the Post-

Election Period, through the fault of either the Selling Stockholder or the Purchasing Stockholder, then the non-breaching party shall have the right, exercisable upon delivery of a written notice to the breaching party, within 15 days after the expiration of such time period, to acquire all of the Capital Stock owned by the breaching party at a purchase price equal to 75% of the purchase price in the original Buy/Sell Offer made pursuant to Section 2.6(a). The closing of the purchase and sale contemplated by this Section 2.6(g) shall be consummated within 60 days after receipt by the breaching party of the notice provided pursuant to this Section 2.6(g). In the event the non-breaching party elects not to purchase the interest of the breaching party, then 25% of such breaching party's Interest shall be deemed to be forfeited to the non-breaching party, and such breaching party shall be precluded from initiating any further action under this Section 2.6.

2.7 **Lock-Up Agreements**. Notwithstanding anything to the contrary contained in this Agreement, each Stockholder hereby agrees that, during the period of duration specified by the Company and the managing underwriter, if any, (not to exceed 180 days) following the effective date of a registration statement of the Company filed under the Securities Act, it shall not, to the extent requested by the Company or an underwriter, directly or indirectly, sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase, pledge, hypothecate, or otherwise Transfer or dispose of any securities of the Company held by it at any time during such period except those securities included in such registration; provided, however, that the foregoing obligations of each Stockholder is conditioned upon similar agreements being in effect with each other Stockholder who is an officer, director, or a holder of at least 1% (on a fully diluted and, if applicable, as converted basis) of the Company. Each Stockholder shall also agree to be bound by such lock-up agreements (not to exceed a period of 180 days following the effective date of a registration statement of the Company filed under the Securities Act) as the managing underwriter of any such registration shall reasonably specify as a requirement to any such underwriting.

ARTICLE III
CO-SALE RIGHTS

3.1 **Obligation to Sell**. In the event that the Board of Directors of the Company and Stockholders holding at least a 60% of the outstanding shares of Capital Stock, (collectively, the "Selling Holders"), approve either:

(a) a transaction or series of related transactions in which an unrelated third-party, or a group of related third-parties unaffiliated with any Stockholders, acquires from Stockholders of the Company shares of Capital Stock representing at least a majority of the outstanding voting power of the Company ("Stock Sale"), or

(b) a transaction that qualifies as a Liquidation Event, (such events described in subsections (a) and (b) are each referred to in this Agreement as a "Sale of the Company"), then each Stockholder hereby agrees with respect to all Capital Stock held by such Stockholder and any other securities of the Company over which such Stockholder otherwise exercises dispositive power, as follows:

(i) if such Sale of the Company requires Stockholder approval, with respect to all shares of Capital Stock that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy, or by action by written consent, as applicable) all such shares of Capital Stock in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate in order to implement the Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if the Sale of the Company is structured as a Stock Sale, to sell the same proportion of shares of Capital Stock of the Company held (whether directly, indirectly, or beneficially) by such Stockholder as is being sold by the Selling Holders to the unrelated third party to whom the Selling Holders propose to sell their respective shares of Capital Stock, and, except as permitted in Section 3.2 below, on the same terms and conditions as the Selling Holders;

(iii) to execute and deliver all related documentation and take such other action in support of such Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provisions of this Section, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims, and encumbrances), and any similar or related documents;

(iv) not to deposit, nor cause any Affiliates to deposit, except as provided in this Agreement, any shares of Capital Stock of the Company owned by such party or Affiliate in a voting trust or subject any shares of Capital Stock to any arrangement or agreement with respect to the voting of such shares of Capital Stock, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; and

(vi) if the consideration to be paid in exchange for the shares of Capital Stock pursuant to this Section 3.1 includes any securities, and the due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the shares of Capital Stock which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares of Capital Stock.

3.2 **Consummation of Sale**. The consideration to be received by a Stockholder in connection with a Sale of the Company consummated in accordance with the terms of this Article III, shall be the same form and amount of consideration per share of Capital Stock to be received by the Selling Holders in such Sale of the Company (or, if the Selling Holders are given an option as to the form and amount of consideration to be received, the same option shall be given). Each Stockholder shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Holders make or provide in connection with the Sale of the Company (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to a separate Stockholder, such Stockholder shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by each Stockholder severally and not jointly, and any indemnification obligation shall be pro rata based on the consideration received by the Stockholder, in each case in an amount not to exceed the aggregate proceeds received by each such Stockholder in connection with the Sale of the Company (except in the case of potential liability for fraud or willful misconduct by such Stockholder).

3.3 **Fees and Expenses**. The fees and expenses of each Stockholder incurred in connection with a Sale of the Company and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Selling Holder for its sole benefit shall not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the unrelated third party purchaser, shall be shared by all the Stockholders on a pro rata basis, based on the aggregate consideration received by each Stockholder; provided, that no Stockholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Sale of the Company.

ARTICLE IV
VOTING AND CORPORATE GOVERNANCE

4.1 **Voting Agreement**. Each Stockholder agrees to vote, or cause to be voted, all shares of Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to produce the following effect:

(a) to ensure that the size of the Board of Directors initially shall consist of two (2) members; and

(b) at each annual or special meeting of Stockholders at which an election of directors is held or pursuant to any written consent of the Stockholders, the following persons shall be elected to the Board of Directors: (i) one (1) individual shall be designated by Jason R. Silberschlag, which initially shall be Jason R. Silberschlag; and (ii) one (1) individual shall be designated by Amy E. Silberschlag, which initially shall be Amy E. Silberschlag.

4.2 **Failure to Designate Board Member**. Each Stockholder agrees that in the absence of any designation from any Persons with the right to designate a member of the Board as specified above, the member of the Board previously designated by such Person and then serving shall be reelected if still eligible to serve as provided herein.

4.3 **Removal of Board Members**. Each Stockholder also agrees to vote, or cause to be voted, all shares of Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no member of the Board elected pursuant to Section 4.1 of this Agreement may be removed from office unless such removal is directed or approved by the affirmative vote of the Person entitled under Section 4.1(b) to designate that member of the Board;

(b) any vacancies created by the resignation, removal, or death of a member of the Board elected pursuant to Section 4.1 or 4.2 shall be filled pursuant to the provisions of this Article IV; and

(c) upon the written direction of the Person entitled to designate a member of the Board (as provided in Section 4.1(b)) to remove from the Board one or more of its members designated by such Person, such designated member shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations set forth in Article IV of this Agreement, and the Company agrees at the request of any Person entitled to designate one or more members of the Board to call a special meeting of Stockholders for the purpose of electing directors.

4.4 **No Liability for Election of Recommended Directors**. Neither Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director or for any act or omission by such designated person in his or her capacity as a member of the Board, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

4.5 **Approval of the Board of Directors**. The approval of the Board of Directors shall be required for the Company to do any of the following, either directly or by amendment, merger, consolidation, or otherwise:

(a) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security or increase the authorized number of shares of Capital Stock;

(b) issue, sell, or grant any equity interest in the Company (including securities convertible into equity securities in the Company), including any options, warrants, stock appreciation rights, phantom stock, rights to an interest in profits, or any similar rights or any rights (whether contractual or otherwise) to obtain any equity interest in the Company;

(c) incur by the Company of any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation) outside of trade payables incurred in the ordinary course of business;

(d) commence any lawsuit or legal proceeding with respect to the Company; or

(e) establish any committee of directors as the Board shall deem appropriate from time to time.

4.6 **Major Decisions**. The approval of the Stockholders holding at least a 60% of the outstanding shares of Class A Common Stock shall be required for the Company to do any of the following, either directly or by amendment, merger, consolidation, or otherwise:

(a) merging or consolidating the Company with another Person;

(b) selling all or substantially all of the Company's assets;

(c) commencing any bankruptcy petition with respect to the Company;

(d) amending, altering, or repealing any provision of the Company's Certificate of Incorporation or Bylaws;

(e) doing any act outside the Company's course of ordinary Business; or

(f) doing any act for which this Agreement specifically requires the consent of the Stockholders or which would make it impossible or unreasonably burdensome to carry on the business of the Company.

4.7 **"Bad Actor" Matters**.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "Disqualification Event") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "Rule 506(d) Related Party" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

(b) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

ARTICLE V
REMEDIES

5.1 **Covenants of the Company**. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties hereto enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the members of the Board as provided in this Agreement.

5.2 **Irrevocable Proxy**. Each Stockholder hereby constitutes and appoints the secretary of the Company with full power of substitution, as the proxy of such Stockholder with respect to the matters set forth herein, including without limitation, (a) the Stockholder's obligation to vote such Stockholder's shares of Capital Stock in favor of a Sale of the Company, to the extent necessary to carry out the terms and provisions in Article III, and (b) the election of persons as members of the Board in accordance with Article IV hereto, and hereby authorizes the secretary of the Company to represent and to vote, if and only if such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person, or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Stockholder's shares of Capital Stock in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6.17 hereof. Each party hereto hereby revokes any and all previous proxies with respect to the shares of Capital Stock and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6.17 hereof, purport to grant any other proxy or power of attorney with respect to any of the shares of Capital Stock, deposit any of the shares of Capital Stock into a voting trust, or enter into any agreement (other than this Agreement), arrangement, or understanding with any Person, directly or indirectly, to vote, grant any proxy, or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein. THE PROXIES GRANTED IN THIS SECTION ARE PROXIES COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE THROUGHOUT THE TERM OF THIS AGREEMENT.

5.3 **Specific Enforcement**. Each Stockholder acknowledges and agrees that each Stockholder shall be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties hereto in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

5.4 **Remedies Cumulative**. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

ARTICLE VI
MISCELLANEOUS

6.1 **No Right of Employment**. No Stockholder shall have any right of employment or other benefits, or any right to be a director or officer of the Company, solely as a consequence of owning Capital Stock in the Company. Each Stockholder who is a director or officer of the Company acknowledges that, if the Board of Directors determines that salary or other compensation (other than dividends) shall be paid to any director or officer of the Company, the Company shall be under no obligation to pay each other director or officer a proportionate share of such salary or compensation.

6.2 **Filing of Agreement**. A copy of this Agreement, as amended from time to time, shall be filed with and retained by the secretary of the Company.

6.3 **Company Designee**. All rights granted to the Company by the terms of this Agreement may be exercised by such Person or Persons as the Board of Directors of the Company, in its sole and absolute discretion, shall designate acting by vote or written consent.

6.4 **Endorsement of Stock Certificates**. All certificates representing shares of Capital Stock owned by the Stockholders shall have conspicuously endorsed thereon a legend substantially as follows:

TRANSFER RESTRICTED

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY OTHER FEDERAL OR STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED, OR SUBJECT TO ANY OTHER DISPOSITION EXCEPT (I) UPON AN EFFECTIVE REGISTRATION THEREOF UNDER THE ACT AND ANY APPLICABLE FEDERAL OR STATE SECURITIES LAWS, OR (II) SATISFACTION OF AN EXEMPTION FROM REGISTRATION FOR RESALES UNDER ANY APPLICABLE FEDERAL OR STATE SECURITIES LAWS, AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED DUE TO AN EXEMPTION FROM REGISTRATION. ANY DISPOSITION IS SUBJECT TO ACCEPTANCE BY THE COMPANY OF SUCH DOCUMENTATION AS IS SATISFACTORY TO THE BOARD OF DIRECTORS OR ITS DELEGATE OR OTHERWISE REQUIRED UNDER THE COMPANY'S GOVERNING TERMS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS UPON TRANSFER PURSUANT TO A STOCKHOLDERS' AGREEMENT BY AND AMONG THE COMPANY AND ITS STOCKHOLDERS, AS MAY BE AMENDED FROM TIME TO TIME. A COPY OF THE STOCKHOLDERS' AGREEMENT MAY BE OBTAINED FROM THE COMPANY WITHOUT CHARGE UPON THE WRITTEN REQUEST OF THE HOLDER HEREOF. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS' AGREEMENT.

6.5 **Closing**. Except as otherwise provided herein, whenever the Company elects to purchase Capital Stock pursuant to this Agreement, the Company shall give written notice of the election to accept an offer, specifying therein the date and place for the closing of the applicable sale, which closing shall occur no later than 30 days following such election. If the Company (or its designee) has elected to purchase Capital Stock, all closings shall take place simultaneously and the closing date for the sale shall be the later of the dates chosen by the Company. In the event that the purchase of the Capital Stock is not consummated through no fault of the selling party on or before the closing date determined in accordance with the provisions hereof, the right of any party failing to purchase such Capital Stock hereunder on such occasion shall expire.

6.6 **Payment for Stock**. All payments hereunder shall be made in cash, by certified cashier's or bank check, or by wire transfer of immediately available funds to the account designated in writing by the applicable transferee. To the extent that the proposed consideration to be paid by any proposed transferee as described in a Transfer Notice pursuant to Section 2.2 consists of property other than cash, and the Company provides the requisite written consent with respect to such non-cash consideration, the purchase price under Section 2.2 of this Agreement may (in the sole and absolute discretion of the Company) be paid in cash in lieu of the fair market value, as determined in good faith by the Board, of such non-cash consideration.

6.7 **Delivery of Capital Stock and Documents**. Upon the closing of a sale as herein provided, the seller shall deliver to each purchaser in exchange for payment of the purchase price: (a) the certificates for the Capital Stock being sold, endorsed for transfer and bearing any necessary documentary stamps; and (b) such assignments, certificates of authority, tax releases, consents to transfer, instruments and evidence of title of the seller, and of seller's compliance with applicable state and federal law, as may be reasonably required by counsel for each such purchaser.

6.8 **Entire Agreement**. This Agreement (including the Recitals, Schedules, and Exhibits hereto, if any) and the Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.9 **Pronouns**. Whenever the context of this Agreement permits, the masculine gender shall include the feminine and neutral genders, and any reference to the singular or plural shall be interchangeable with the other.

6.10 **Severability**. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if any such invalid or unenforceable provisions were omitted.

6.11 **Headings**. The headings in this Agreement have been inserted for convenience of reference only and shall not constitute a part of this Agreement.

6.12 **Adjustments**. If there shall be any change in the Capital Stock of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, anti-dilution addition, combination, or exchange of shares, or the like (any such event being an

"Adjustment"), all of the terms and provisions of this Agreement shall apply to any new, additional, or different shares or securities issued as a result of such Adjustment and the price and number of securities subject to the provisions hereof shall be adjusted accordingly.

6.13 **Notices**. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the date of transmittal of services via facsimile or email to the party to whom notice is to be given if delivered by electronic transmission (provided there has been no "bounceback" or other evidence the transmission was not received by the intended recipient), or (c) on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or via a nationally recognized overnight courier providing a receipt for delivery and properly addressed as set forth on Schedule I hereto if sent by mail. Any party may change its address, facsimile number, or email address for purposes of this paragraph by giving notice of the new contact information to each of the other parties in the manner set forth above. Stockholder expressly consents to receive via electronic transmission at the email address set forth on the signature page or Joinder Agreement hereto any notice, request, demand, or other communication deliverable to Stockholder in such Stockholder's capacity as a stockholder under this Agreement, the Company's Certificate of Incorporation, the Company's Bylaws, or any other agreement related to such Stockholder's relationship with the Company.

6.14 **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors, and assigns.

6.15 **Parties**. Any Person who acquires ownership of Capital Stock (including shares of Capital Stock hereafter issued) including, without limitation, any transferee by operation of law, shall automatically become a party to this Agreement, as a Stockholder (as determined by the Company's Board of Directors), and shall confirm such fact by executing, upon request of any of the parties hereto, a Joinder Agreement in the form attached hereto as Exhibit A. The Company shall undertake not to issue shares of Capital Stock except, if as a condition to such issuance, the transferee becomes a party to this Agreement, such purchaser or transferee to evidence his or her agreement to be so bound by executing a Joinder Agreement.

6.16 **Failure to Comply with the Provisions of this Agreement**. In addition to any other legal or equitable remedies which it or they may have, the Company and the Stockholders may enforce their rights under any provision of this Agreement by actions for specific performance (to the extent permitted by law) and each party hereto acknowledges and agrees that the parties hereto shall be irreparably damaged in the event that this Agreement is breached. Further, the Company may refuse to transfer on its books record ownership of Capital Stock which shall have been sold or transferred in violation of this Agreement or to recognize any transferee as one of the Company's Stockholders for any purpose (including without limitation, for purposes of dividend and voting rights) until all applicable provisions of this Agreement have been complied with in full. All remedies provided by this Agreement are in addition to other remedies provided by law.

6.17 **Waiver, Amendment, and Termination**. This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the

Company and those Stockholders holding at least a 60% of the shares of Capital Stock subject to this Agreement. However, the Company and the Stockholders may not make any amendment to this Agreement that is inconsistent with the provisions of the Certificate. Any amendment, waiver, discharge, or termination effected as provided above shall be binding upon the Company, upon each Stockholder then holding shares of Capital Stock (or applicable Stock Equivalents) or any successor securities, and upon each future holder of those shares of Capital Stock (or applicable Stock Equivalents), and upon their respective successors and permitted assigns whether or not that Person, assignee, or other Stockholder entered into or approved the pertinent amendment, waiver, discharge, or termination. Each Stockholder acknowledges that by operation of this Section, the Stockholders that own more than the minimum number of shares of Capital Stock as provided above have the right and power to diminish or eliminate all rights of a Stockholder under this Agreement. The Company must give prompt written notice of any amendment, modification, or termination of this Agreement, or any waiver under any provision of this Agreement, to any party to this Agreement that did not consent in writing to that amendment, modification, termination, or waiver. Except for those provisions that expressly survive termination of this Agreement, this Agreement shall terminate with respect to all shares of Capital Stock (and applicable Stock Equivalents) upon the earlier of: (a) the closing of a Qualified Public Offering; (b) immediately upon the closing of a transaction resulting in a Liquidation Event of the Company; (c) the consummation of any transaction in accordance with the provisions of Section 3.1 hereof; (d) the date on which a single Stockholder becomes the owner of all of the shares of Capital Stock of the Company which are then subject to this Agreement; or (e) immediately before the date on which the Company or its successor becomes a reporting entity under Section 12(g) of the Exchange Act. No expiration or termination of this Agreement shall relieve any Person of any liability for a prior breach or default under this Agreement and shall not affect any right or remedy existing under this Agreement before the effective date of its expiration or termination. Any Stockholder that validly transfers all of its shares of Capital Stock shall cease to be a party to this Agreement and shall have no further rights under this Agreement.

6.18 **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall have the force and effect of an original and all of which together shall constitute but one and the same document.

6.19 **Governing Law**. This Agreement shall be exclusively governed by and construed in accordance with the laws of the state of Delaware for all purposes and in all respects, without regard to the conflict of laws provisions of such state.

6.20 **Venue**. The parties (a) hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the state courts of Arizona in Maricopa County and to the jurisdiction of the United States District Court for the District of Arizona in Maricopa County for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action, or other proceeding arising out of or based upon this Agreement except in the state courts of Arizona in Maricopa County or the United States District Court for the District of Arizona in Maricopa County, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action, or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action, or proceeding is brought in an inconvenient forum, that the venue of the suit, action, or proceeding is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.21 **Mandatory Mediation**. Before a Stockholder may file suit against another Stockholder of the Company, one or more members of the Board of Directors, or the Company alleging a breach of this Agreement or other claim for damages arising from the operation of the Company, the parties shall complete a mediation hearing before a mutually agreeable mediator in Phoenix, Arizona. A mediation shall be initiated by the delivery of written notice by a Stockholder to the Company and other Stockholders or by the Company to the Stockholders briefly identifying a dispute and demanding mediation pursuant to this Section 6.21. The Stockholders shall cooperate with each other to promptly identify a mutually agreeable mediator in Phoenix, Arizona to hear the dispute. Time is of the essence with respect to the resolution of any disputes between the Stockholders or between a Stockholder and the Company. The party alleging a breach of this Agreement or any other claim for damages against the other party in connection with the operation of the Company shall promptly submit a short statement (not to exceed five pages) to the selected mediator and the other party/parties setting forth the subject of the dispute and the relief requested. The responding party shall have an opportunity to provide the mediator and the other party/parties with a short statement (not to exceed five pages) responding to the alleging party's statement. The mediation shall be "Complete" when the parties have participated, in person, in a mediation hearing, before the mutually selected mediator for at least eight hours or, if in the reasonable opinion of the mediator the dispute cannot be resolved by mediation, the time period required by the mediator. The parties shall cooperate with one another in selecting a neutral mediator and in scheduling the mediation proceedings. The parties covenant that they shall use commercially reasonable efforts in participating in the mediation. The parties agree that the mediator's fees and expenses and the costs incidental to the mediation shall be shared equally between the parties. The parties further agree that all offers, promises, conduct, and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts, and attorneys, and by the mediator are confidential, privileged, and inadmissible for any purpose, including impeachment, in any litigation, arbitration, or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

6.22 **Consent of Spouse**. If any Stockholder holding Class A Common Stock is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's shares of Capital Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Stockholder holding Class A Common Stock should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same. The failure of a Stockholder holding Class A Common Stock to provide the Consent of Spouse in accordance with this Section 6.22 shall be deemed a material breach of this Agreement.

6.23 **Confidentiality**. Each Stockholder agrees that such Stockholder shall keep confidential and shall not disclose, divulge, make accessible to anyone, or use any confidential, proprietary, or secret information of the Company which such Stockholder may obtain from the Company pursuant to this Agreement, or pursuant to any rights granted hereunder, or otherwise, unless such information is known or becomes known to the public through no wrongful act or omission of any Stockholder or its permitted designees or representatives; provided, however, that a Stockholder may disclose confidential information: (a) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its equity interest in the Company; (b) to any prospective Permitted Transferee of the shares of Capital Stock of the Company, so long as the prospective Permitted Transferee agrees to be bound by the provisions of this Section 6.23; (c) to any Affiliate of such Stockholder, so long as such Affiliate agrees to be bound by the provisions of this Section 6.23; or (d) as may otherwise be required by law, provided that the Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. For purposes of this Section, "confidential, proprietary, or secret information" shall mean data and information relating to the Company and which has material value to the Company and is not generally known to its competitors or which is marked confidential; provided, however, "confidential, proprietary, or secret information" does not include any data or information that has been voluntarily disclosed to the public by the Company or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company and the undersigned Stockholders have executed this Stockholders' Agreement as of the date first above written.

COMPANY:

CARTEL COFFEE LAB, INC.,
a Delaware corporation

By: 
Signed by:
Jason R. Silberschlag
010F89E67F964CC...

Jason R. Silberschlag, Chief Executive Officer

HOLDERS OF CLASS B COMMON STOCK:

All holder of Class B Common Stock admitted as Stockholders of the Company, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, Jason R. Silberschlag

By: 
Signed by:
Jason R. Silberschlag
010F89E67F964CC...

Jason R. Silberschlag

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned acknowledges intent to purchase shares of capital stock of **CARTEL COFFEE LAB, INC.**, a Delaware corporation (the "Company"). Reference is made to that certain Stockholders' Agreement, dated as of July 17, 2025 (the "Stockholders' Agreement"), by and among the Company and the Stockholders as defined therein, as amended from time to time. The undersigned further acknowledges that such purchase is subject to the joinder by the undersigned to the Stockholders' Agreement, which provides significant benefits to the undersigned, the Company, and the Stockholders. Accordingly, pursuant to Section 6.15 of the Stockholders' Agreement, the undersigned hereby irrevocably and unconditionally agrees that, he, she, or it, as the case may be, has as of the date hereof become a party to the Stockholders' Agreement in the capacity as a "Stockholder," with all the attendant rights and obligations thereof, and with the same force and effect as though he or she, as the case may be, had originally been a signatory thereto.

Dated: ______________________________

If a legal entity or trust:

Entity Name: ________________________

Sign Name:__________________________
Print Name:_________________________
Title: ______________________________

Address:

____
____

Personal Email:______________________

If an individual:

Sign Name:______________________
Print Name:_____________________

Address:

____
____

Personal Email:________________________

Agreed and Acknowledged:

CARTEL COFFEE LAB, INC.

By:_________________________________
Name:______________________________
Title:_______________________________

EXHIBIT B

FORM OF CONSENT OF SPOUSE

The undersigned spouse ("Spouse") of the Stockholder who is a party to the Stockholders' Agreement, dated as of July 17, 2025 (the "Agreement"), with **CARTEL COFFEE LAB, INC.**, a Delaware corporation (the "Company"), hereby declares that the undersigned Spouse has read the Agreement in its entirety, and being fully convinced of the wisdom and equity of the terms of the Agreement, and in consideration of the premises and of the provisions of the Agreement, the undersigned Spouse hereby (a) expresses acceptance of the same and does agree to its provisions; (b) makes the following agreements; and (c) understands and agrees that the parties to the Agreement shall act in reliance on this Consent of Spouse. Capitalized terms used in this Consent of Spouse that are not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

1. Spouse approves and accepts the Agreement. Any interest Spouse may have in the Capital Stock issued in either the names of Stockholder and Spouse or in the name of Stockholder alone shall be bound by the Agreement.

2. Spouse shall not cause or allow any interest Spouse may have in the Capital Stock to be transferred to any Person other than Stockholder. Spouse shall not create or permit any lien or encumbrance against any interest Spouse may have in the Capital Stock.

3. If any of the Capital Stock are offered for Transfer or deemed to be the subject of any Transfer under the Agreement, Spouse and Spouse's interest in the Capital Stock shall be bound by the terms of the Agreement, and Spouse's interest in the Capital Stock shall be offered for Transfer under the terms of the Agreement.

4. If Spouse acquires an ownership interest in the Capital Stock, the provisions of the Agreement shall be binding on Spouse, whether Spouse's interest arises as a community property interest, or upon a divorce from Stockholder, the death of Stockholder, a court decree, a right of survivorship, or as an intestate successor, heir, legatee, or otherwise.

5. On request, Spouse shall sign and deliver such documents as may be necessary to carry out the provisions of the Agreement and this Consent of Spouse. In the event of Spouse's death, the personal representatives, heirs, and devisees of Spouse are directed to do likewise.

6. Notwithstanding anything herein to the contrary, in the event of separation or dissolution of the marriage of Spouse and Stockholder (and to the extent there are sufficient assets available), Spouse's interest in the Capital Stock shall be distributed to Spouse in the form of a proportionately larger share of property other than the Capital Stock, and Stockholder shall receive all of Spouse's interest in the Capital Stock.

7. This instrument is not a present transfer or release of any rights that Spouse may have in any of the community property of his/her marriage or in any other property.

DATED as of _______________.

Sign Name:_____________________________

Print Name:_____________________________

Spouse of:______________________________

SCHEDULE I

STOCKHOLDERS

[On File With The Company]

EXHIBIT G TO FORM C

ADDITIONAL MARKETING MATERIALS
[SEE ATTACHED]

Cartel Roasting is taking reservations for a possible, upcoming round. Indicate interest today.

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Life's Too Short For Shitty Coffee

Cartel Roasting Co. operates 13 cafés across AZ and CA, supports wholesale channels across the Southwest and Hawaii, and has sold coffee to millions of customers. Cartel was founded to build community through coffee and make a positive impact on those we interact with.

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

CARTEL ROASTING Cº

$439,942 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED	RESERVATIONS
$439,942	412

REASONS TO INVEST

- **Higher Coffee Standards:** We select only specialty grade green coffee, carefully roast it to highlight it's unique characteristics, and meticulously brew it in our cafes for your enjoyment.

- **Seasoned Operators:** Founded in 2008 by Amy and Jason

- **Expanding and Partnering:** With 13 cafes, a large-capacity production facility, and 28k+ loyalty customers, our retail business is flourishing. Wholesale relationships with Whole Foods, Sprouts, Upward Projects, HMS, UNFI, and Arrive Hotels reflect our intentional scalability.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Jason Silberschlag • Co-Founder

Jason brings deep expertise in green coffee sourcing and roasting operations, setting Cartel's high product standards and flavor integrity.



Amy Silberschlag • Co-Founder

Amy co-founded Cartel in 2008 and has helped lead its expansion across Arizona and into California, overseeing strategic partnerships and company culture.

...

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Jesse Pangburn • President & Chief Operating Officer

Jesse brings over 20 years of leadership experience, 13 of them with Cartel. Jesse has led major initiatives across operations, growth, and brand development. From opening new locations around the southwest US and building out a new 14,000-square-foot ...

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Michelle Backerman • Chief Financial Officer

Michelle brings over a decade of experience in the food and beverage industry, where she has led high-performing teams and provided strategic financial guidance. She holds a Bachelor's degree in Accountancy and is a Certified Public Accountant, with ...

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Mercedes Infante • Director of Retail

With over 11 years at Cartel and over a decade in location management and leadership, Mercedes has contributed to the success of 13 locations across state lines contributing to 10% year over year growth. Mercedes is passionate about fostering ...

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Kelly Ehley • Director of Sales & Events

Kelly has spent the past eight years leading initiatives across production, supply chain, marketing, and business development. With a degree in journalism and a career rooted in coffee, she's been instrumental in securing key partnerships with Whole Foods and...

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Jamie Miller • Partner

Jamie is an experienced developer, business strategist, and licensed architect with expertise in acquisitions, development, and commercial leasing. Jamie has a proven track record in investment structuring, property positioning and over 40M in property...

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THE PITCH

Cartel Roasting Co. is a coffee company rooted in quality, community, and transparency. With 13 café locations, wholesale partnerships, and millions of customers served, we invite coffee lovers and impact-driven investors to join us in brewing something better.





Cartel Roasting Co. was founded in Tempe, AZ in 2008 by husband and wife team, Amy and Jason Silberschlag. Everything we do, from sourcing to roasting to brewing, is done with a value for transparency, education, and quality. At Cartel Roasting Co., our goal is simple: through coffee, we want to facilitate a community – a cartel, if you will – of those who simply enjoy coffee and are interested in growing with us.


GOOD PEOPLE.
GOOD COFFEE.

THE PROBLEM & OUR SOLUTION

Too often, coffee is stripped of transparency, quality and recognition of the hands that made it. Cartel Roasting Co. was founded to counter that. We select only specialty-grade green coffee with the help of reputable importing partners. From there, our team roasts to unlock each coffee's uniqueness, and through cupping, ensures each coffee's consistency and quality. Beyond product, we're building sustainable careers, offering baristas more than a job—through education, fair pay, and pathways in supply chain, HR, and retail leadership. This values-driven approach sets us apart in a market saturated with convenience-first options.

THE MARKET & OUR TRACTION

Specialty coffee continues to grow, with the U.S. market alone expected to reach $47.2B by 2028 (source). Cartel is already established in this space with 13 cafés across Phoenix, Tucson, and Palm Springs. We serve 93,000+ loyalty customers and maintain key retail and wholesale relationships with Whole Foods, Sprouts, Upward Projects, UNFI, Arrive Hotels, and HMS at Sky Harbor airport. Our social following tops 30K with steady growth. Through our Give Back program, we work with and donate to local non-profits, sharing their impact with our customers. By choosing to serve in-house made NuMilk, we've diverted 42,400 packaging containers from landfills and reduced CO2 emissions by roughly 47 tons in 2024 alone. These initiatives align with today's values-driven consumers.





WHY INVEST

Cartel Roasting Co. has a loyal customer base, scalability, and socially conscious mission. Join us as we grow a purpose-driven coffee brand that puts people, quality, and impact first.

ABOUT

HEADQUARTERS
1605 W University Dr Ste 101
Tempe, AZ 85281

WEBSITE
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Cartel Roasting Co. operates 13 cafés across AZ and CA, supports wholesale channels across the Southwest and Hawaii, and has sold coffee to millions of customers. Cartel was founded to build community through coffee and make a positive impact on those we interact with.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$300

Reservation Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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Cartel Roasting Co.
574 followers
1mo •

Interested in owning a piece of Cartel Roasting Co.?

We're excited to share some BIG news: Cartel fans can now reserve an opportunity to invest in our company's journey. We invite coffee lovers and impact-driven investors to join us in brewing something better.

After all, life's too short for shitty coffee.

Visit https://lnkd.in/gh6bhc5v for more information.
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


LIFE'S TOO SHORT FOR SHITTY COFFEE
CARTEL
ROASTING CO.

5 1 repost

Reactions

Like Comment Repost Send

Cartel Roasting Co.
574 followers
1mo •

We're growing, and we invite you to grow along with us!

In case you haven't heard the spectacular news, Cartel fans can now reserve an opportunity to invest in our company's journey. Be a part of our next chapter with StartEngine!

Details you should know:
+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel
+ This is only a reservation of shares right now
+ This raise will go toward more cafes in AZ & southern CA
+ You'll receive an extra 10% if you reserve early

For more information, be sure to check out https://lnkd.in/gh6bhc5v.
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


CARTEL
COLD BREW





5

Reactions



Cartel Roasting Co.
574 followers
1mo •

Hey, friends – Cartel here.

Reminisce with us for a moment: We opened our doors 17 years ago to bring coffee and community together. Fast-forward to present day, our small-scale roastery blossomed into so much more. We now operate 13 cafés across Arizona and California, support wholesale partners throughout the southwest and Hawaii, and have crafted millions of intentionally-sourced cups of coffee.

Transparency, quality, and the incredible humans we work with and serve remain at the core of everything we do. You've stuck by us through it all, and now, you have the opportunity to join us for our next exciting chapter.

Cartel fans can now reserve an opportunity to invest in our journey. If you're like us, you believe life's too short for shitty coffee. Let's keep brewing together.

With gratitude,
The Cartel Roasting Co. team

Check out https://lnkd.in/gh6bhc5v for additional information.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.




CARTEL





Michael Sarna, MA and 10 others — 1 repost

CARTEL

ROASTING Co

Interested in owning a piece of Cartel?

Well now you can! We want our biggest fans to grow with us. Does that sound like you?

Cartel fans can now reserve an opportunity to invest in our company's journey. We invite coffee lovers and impact-driven investors to join us in brewing something better. After all, life's too short for shitty coffee.

Sign up at the link below to reserve your shares now. Early supporters will receive exclusive bonus shares as a thank you for believing in us!

RESERVE NOW




INVEST
IN OUR
JOURNEY
CARTEL

Reserve now to receive exclusive bonus shares!

LEARN MORE





NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


CARTEL
ROASTING Cº

Let's Keep Brewing Together






CARTEL
COFFEE LAB

Hey, friends – Cartel here.

Reminisce with us for a moment: We opened our doors 17 years ago to bring coffee and community together. Fast-forward to present day, our small-scale roastery blossomed into so much more. We now operate 13 cafés across Arizona and California, support wholesale partners throughout the southwest and Hawaii, and have crafted millions of intentionally-sourced cups of coffee.

Transparency, quality, and the incredible humans we work with and serve remain at the core of everything we do. You've stuck by us through it all, and now, you have the opportunity to join us for our next exciting chapter.

Cartel fans can now reserve an opportunity to invest in our journey. We're thrilled about the overwhelming response from our community! **We've raised over $230k so far – and we're just getting started.**

If you're like us, you believe life's too short for shitty coffee. Let's keep brewing together.

With gratitude,
The Cartel Roasting Co. team

With gratitude,
The Cartel Roasting Co. team

Learn more at the link below!

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE




$150K
RAISED IN
24 HOURS



Hi Brittany,

We want our biggest fans to grow with us. Does that sound like you?

Cartel fans can now reserve an opportunity to invest in our company's journey. Do you share our love for coffee and our passion for making a positive impact in your community? We invite you to be a part of our next chapter with StartEngine!

Reserve your shares early to receive a 10% bonus!

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE

Let's Stay in Touch

WE'RE LIVE: Did you hear about our exciting news? Cartel fans can now reserve an opportunity to invest in our company's journey. We invite you to be a part of our next chapter with StartEngine!

Since we opened our doors in 2008, our passion for coffee and making a positive impact has only grown.

Too often, coffee is stripped of transparency, quality and recognition of the hands that made it. Cartel Roasting Co. was founded to counter that. Beyond product, we're building sustainable careers, offering baristas more than a job—through skills, fair pay, and pathways in supply chain, HR, and retail leadership. This values-driven approach sets us apart in a market saturated with convenience-first options. You've been the reason we've come this far, now we want you to be on our team!

Here's what you should know:

+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel

+ This is only a reservation of shares right now

+ This raise will go toward more cafes in AZ & southern CA

+ You'll receive an extra 10% if you reserve early

Learn more at the link below!

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Love CRC? We have an Opportunity for You!

It's not too late to reserve your shares! You have the opportunity to invest in Cartel Roasting Co.'s journey. Want additional details? Visit the link below.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE


CRC Subscription


MistoBox

Hi Brittany,

You probably have questions about StartEngine, and we have answers!

Q: What does it mean when I make a reservation?
A: When you make a reservation, you're simply indicating interest in an upcoming offering – not actually investing. This is non-binding, and no money changes hands. Later, when the offering launches, we'll let you know, and you can decide whether you want to follow through with your investment at that point.

Q: Once the offering launches, how will I be notified?
A: We'll notify everyone who made a reservation – at which point, you can confirm whether you'd like to complete your investment or not.

Q: Will I be charged?
A: No. At this stage, you're simply indicating that you would be interested in an upcoming offering. After the offering launches, you'll have a chance to confirm whether you'd like to complete your investment or not.

Q: Can I cancel my reservation?
A: Yes. At this stage, you're simply indicating interest in an upcoming offering. This is non-binding, and you can choose to cancel at any time before making an actual investment.

Still have questions? Check out the StartEngine Investor FAQ below.

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We opened our doors 17 years ago, and the small-scale roastery that started it all grew into 13 cafes we take pride in today:

Downtown Phoenix
Coronado
Old Town Scottsdale
Paradise Valley
Sky Harbor
RISE Uptown
Tempe Maple Ash
Tucson Campbell Grant
Downtown Tucson
Desert Ridge Marketplace
Durham Hall ASU Tempe Campus
Cartel at The Camby Hotel
ARRIVE Palm Springs

Each of these cafes are a symbol of how far we've come – and we couldn't have done it without our coffee-loving supporters.

You have the opportunity to join us for the next exciting step in our journey with StartEngine. With your help, we'll continue to invest in those we work with and serve, quality coffee, and our cafes – the spaces where the magic happens. Let's keep brewing together.

Reserve your shares now! Check out the link below to learn more.

.

.

.

.

.

.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Hi Brittany,

CARTEL FANS: We've reserved almost **$400K**, and we have you to thank! Want to help us reach our next milestone? You – yes, you – have the opportunity to invest in our journey, and we'd love it if you joined us.

Hurry – reserve your shares now! Check out the link below to learn more.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE


INVEST


NOW

Love Cartel? Reserve the opportunity to invest in our company. Join us for our next chapter with StartEngine!

+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel
+ This is only a reservation of shares right now
+ This raise will go toward more cafes in AZ & southern CA
+ You'll receive an extra 10% if you reserve early

There's still time left to reserve your shares! Check out the link below to learn more.

.
.
.
.
.
.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE


THANK YOU

Hi Brittany,

Exciting news: We've raised almost $300k! Thanks so much for your support. Our community has helped us get to where we are today, and we're thrilled to continue this journey with all of you alongside us.

In case you didn't already know, Cartel fans now have the opportunity to invest in our journey.

Don't worry – there's still time left to reserve your shares! Check out the link below to learn more.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE

+ This is only a reservation of shares right now

+ This raise will go toward more cafes in AZ & southern CA

+ You'll receive an extra 10% if you reserve early

Check out the link below for additional information!

.

.

.

.

.

.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE



You've reserved over $400K – thank you! We couldn't be more grateful for the CRC community.

Want to invest in our journey? There's still time left to reserve your shares! Check out the link below to learn more.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE

Details you should know:

+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel

+ This is only a reservation of shares right now

+ This raise will go toward more cafes in AZ & southern CA

+ You'll receive an extra 10% if you reserve early

For more information, be sure to check out the link below.

.

.

.

.

.

.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE

Hey, friends – Cartel here.

Reminisce with us for a moment: We opened our doors 17 years ago to bring coffee and community together. Fast-forward to present day, our small-scale roastery blossomed into so much more. We now operate 13 cafés across Arizona and California, support wholesale partners throughout the southwest and Hawaii, and have crafted millions of intentionally-sourced cups of coffee.

Transparency, quality, and the incredible humans we work with and serve remain at the core of everything we do. You've stuck by us through it all, and now, you have the opportunity to join us for our next exciting chapter.

Cartel fans can now reserve an opportunity to invest in our journey. If you're like us, you believe life's too short for shitty coffee. Let's keep brewing together.

With gratitude,
The Cartel Roasting Co. team

Learn more at the link below!

-

-

-

-

-

-

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE

Old Town Scottsdale
Paradise Valley
Sky Harbor
RISE Uptown
Tempe Maple Ash
Tucson Campbell Grant
Downtown Tucson
Desert Ridge Marketplace
Durham Hall ASU Tempe Campus
Cartel at The Camby Hotel
ARRIVE Palm Springs

Each of these cafes are a symbol of how far we've come – and we couldn't have done it without our coffee-loving supporters.

You have the opportunity to join us for the next exciting step in our journey with StartEngine. With your help, we'll continue to invest in those we work with and serve, quality coffee, and our cafes – the spaces where the magic happens. Let's keep brewing together.

Reserve your shares now! Check out the link below to learn more.

.
.
.
.
.
.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE


OVER
$300K
RESERVED
THANK YOU

Cartel Roasting Co.: We're so grateful for the amazing support by our community. We feel honored to take this next step in Cartel's journey with the best partner we could ask for - you!

If you're interested in owning a piece of Cartel, there's still time to reserve your shares now!

Sign up at the link below to reserve your spot now and receive exclusive bonus shares!

https://square.ly/r/----

*Follow the link to read our testing the water disclaimer

Text STOP to opt out


INVEST
IN OUR
JOURNEY

Cartel Roasting Co.: Want to own a piece of Cartel? Well, soon you can!

Cartel fans can now reserve an opportunity to invest in our company's journey. We invite coffee lovers and impact-driven investors to join us in brewing something better.

After all, life's too short for shitty coffee.

Sign up at the link below to reserve your spot now and receive exclusive bonus shares!

https://square.ly/r/----

*Follow the link to read our testing the water disclaimer

Text STOP to opt out


CARTEL
ROASTING Co

Let's Keep Brewing Together






CARTEL
COFFEE LAB

Hey, friends – Cartel here.

Reminisce with us for a moment: We opened our doors 17 years ago to bring coffee and community together. Fast-forward to present day, our small-scale roastery blossomed into so much more. We now operate 13 cafés across Arizona and California, support wholesale partners throughout the southwest and Hawaii, and have crafted millions of intentionally-sourced cups of coffee.

Transparency, quality, and the incredible humans we work with and serve remain at the core of everything we do. You've stuck by us through it all, and now, you have the opportunity to join us for our next exciting chapter.

Cartel fans can now reserve an opportunity to invest in our journey. We're thrilled about the overwhelming response from our community! **We've raised over $230k so far – and we're just getting started.**

If you're like us, you believe life's too short for shitty coffee. Let's keep brewing together.

With gratitude,
The Cartel Roasting Co. team

With gratitude,
The Cartel Roasting Co. team

Learn more at the link below!

.

.

.

.

.

.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LEARN MORE




$150K
RAISED IN
24 HOURS

CARTEL

ROASTING Co

Interested in owning a piece of Cartel?

Well now you can! We want our biggest fans to grow with us. Does that sound like you?

Cartel fans can now reserve an opportunity to invest in our company's journey. We invite coffee lovers and impact-driven investors to join us in brewing something better. After all, life's too short for shitty coffee.

Sign up at the link below to reserve your shares now. Early supporters will receive exclusive bonus shares as a thank you for believing in us!

RESERVE NOW




INVEST
IN OUR
JOURNEY
CARTEL

Reserve now to receive exclusive bonus shares!

LEARN MORE





NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



INVEST
IN OUR
JOURNEY
CARTEL

cartelroastingco

actually own a piece of Cartel
+ This is only a reservation of shares right now
+ This raise will go toward more cafes in AZ & southern CA
+ You'll receive an extra 10% if you reserve early

Check out the link in our bio for more information.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

magnumbikesscottsdale That's the kind of coffee that hits different after a long ride. Might have to make this our next pit stop

View insights

Boost post



cartelroastingco

With gratitude,
The Cartel Roasting Co. team

Check out the link in our bio for additional information.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

7w


LIFE'S TOO SHORT FOR SHITTY COFFEE
CARTEL
ROASTING CO.

cartelroastingco

cartelroastingco Interested in owning a piece of Cartel Roasting Co.?

We're excited to share some BIG news: Cartel fans can now reserve an opportunity to invest in our company's journey. We invite coffee lovers and impact-driven investors to join us in brewing something better.

After all, life's too short for shitty coffee.

Visit the link in our bio for more information.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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Liked by amyelise and others

June 10


CARTEL
COLD BREW
SONORAN SUN

cartelroastingco

cartelroastingco We're growing, and we invite you to grow along with us!

In case you haven't heard the spectacular news, Cartel fans can now reserve an opportunity to invest in our company's journey. Be a part of our next chapter with StartEngine!

Details you should know:
+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel
+ This is only a reservation of shares right now
+ This raise will go toward more cafes in AZ & southern CA
+ You'll receive an extra 10% if you reserve early

For more information, be sure to check out the link in our bio.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE

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OVER
$300K
RESERVED
THANK YOU
CARTEL COLD BREW
CARTEL COFFEE
This Way

cartelroastingco

cartelroastingco Exciting news: We've reserved over $300K! Thanks so much for your support. Our community has helped us get to where we are today, and we're thrilled to continue this journey with all of you alongside us.

In case you didn't already know, Cartel fans now have the opportunity to invest in our journey.

Don't worry – there's still time left to reserve your shares! Visit the link in our bio to learn more.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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CARTEL
COFFEE LAB

cartelroastingco

cartelroastingco Are you a Cartel fan? Reserve an opportunity to invest in us. You've come along with us this far; join us on our next adventure with StartEngine!

+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel
+ This is only a reservation of shares right now
+ This raise will go toward more cafes in AZ & southern CA
+ You'll receive an extra 10% if you reserve early

Visit the link in our bio for more details!

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.
.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF

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cartelroastingco

cartelroastingco Love Cartel? Reserve the opportunity to invest in our company. Join us for our next chapter with StartEngine!

+ This is open to anyone, and for as little as $300, you can actually own a piece of Cartel
+ This is only a reservation of shares right now
+ This raise will go toward more cafes in AZ & southern CA
+ You'll receive an extra 10% if you reserve early

Visit the link in our bio for additional info!

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



CARTEL

cartelroastingco ···

cartelroastingco CARTEL FANS: We've reserved almost $400K, and we have you to thank! Want to help us reach our next milestone? You – yes, you – have the opportunity to invest in our journey, and we'd love it if you joined us.

Hurry – reserve your shares now! Check out the link in our bio to learn more.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

4w

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cartelroastingco

cartelroastingco You've reserved over $400K – thank you! We couldn't be more grateful for the CRC community.

There's still time left to reserve your shares! Check out the link in our bio to learn more.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

2w

ms_money_moves A vibe 😍

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